Exhibit 99.1
SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-A
ANNUAL REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE AND SECTION 141
OF THE CORPORATION CODE OF THE PHILIPPINES
1.	For the fiscal year ended December 31, 2008

2.	SEC Identification Number A200002674 3. BIR Tax Identification No. 205-366-921-000

4.	Exact name of issuer as specified in its charter eTelecare Global Solutions, Inc.

5.	Philippines 6. (SEC Use Only)

Province, Country or other jurisdiction of	Industry Classification Code:
incorporation or organization
7.	31st Floor Cyberone Building, Eastwood Cyberpark, Libis, Q.C. Address of principal office Postal Code

8.	(632) 916-5670
Issuer’s telephone number, including area code

9.	NA
Former name, former address, and former fiscal year, if changed since last report.

10.	Securities registered pursuant to Sections 8 and 12 of the SRC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Share of Common Stock Outstanding
Common Shares	29,666,239 shares as of December 31, 2008
11.	Are any or all of these securities listed on a Stock Exchange.

Yes ☑ No ☐

If yes, state the name of such stock exchange and the classes of securities listed therein:

American Depositary Shares (ADS) were traded at NASDAQ in the United States (US) as of December 31, 2008. These were suspended from trading on January 2, 2009 and were completely delisted ten days thereafter. The ADS’s are not currently traded on any stock exchange or automated quotation system, only in the Pink Sheets.

Common Stocks are listed on the Philippine Stock Exchange (PSE).

1

12.	Check whether the issuer:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17.1 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of The Corporation Code of the Philippines during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports);

Yes ☑ No ☐

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes ☑ No ☐

13.	The aggregate market value of the voting stock held by non-affiliates of the Company as of December 31, 2008 is $2,750,950.
APPLICABLE ONLY TO ISSUERS INVOLVED IN
INSOLVENCY/SUSPENSION OF PAYMENTS PROCEEDINGS
DURING THE PRECEDING FIVE YEARS:
14.	Check whether the issuer has filed all documents and reports required to be filed by Section 17 of the Code subsequent to the distribution of securities under a plan confirmed by a court or the Commission.

NA
DOCUMENTS INCORPORATED BY REFERENCE
15.	If any of the following documents are incorporated by reference, briefly describe them and identify the part of SEC Form 17-A into which the document is incorporated:
(a)	Any annual report to security holders (see Part I — Item 4 and Part V);

(b)	Any information statement filed pursuant to SRC Rule 20;

(c)	Any prospectus filed pursuant to SRC Rule 8.1.

SEC	A20000-2674
Number
File Number

eTELECARE GLOBAL SOLUTIONS, INC.

(Company’s Full Name)
31st Floor, CyberOne Building, Eastwood City Cyberpark,
Libis, Quezon City

(Company’s Address)
916-5670

(Telephone Number)
December 31

(Fiscal Year Ending)
(Month & Day)
SEC Form 17-A Pursuant to Section 17 of the Securities Regulation Code

(Form Type)

Amendment Designation (if applicable)

Period End Date

(Secondary License Type and File Number)

PART I — BUSINESS AND GENERAL INFORMATION

Item 1.	Business
eTelecare Global Solutions, Inc. (“the Parent Company” or “eTelecare”) was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (“the Philippine SEC”) on February 21, 2000. The consolidated financial statements include the accounts of the Parent Company and the following subsidiaries (collectively referred to as “the Company”) that it controls:

		Percentage of Ownership
	Country of	2008		2007		2006
Name of Subsidiaries	Incorporation	Direct	Indirect	Direct	Indirect	Direct	Indirect
eTelecare Global Solutions - US, Inc., (eTelecare-US)	Delaware, USA	100.0	0.0	100.0	0.0	100.0	0.0

eTelecare Global Solutions - AZ, Inc., (eTelecare-AZ) *	Arizona, USA	0.0	100.0	0.0	100.0	0.0	100.0

eTelecare-Clark Services, Inc., formerly AOL Member Services-Philippines, Inc. (eTelecare-Clark) **	Philippines	100.0	0.0	100.0	0.0	NA	NA

eTelecare Global Solutions — Singapore (eTelecare-Singapore) ***	Singapore	100.0	0.0	NA	NA	NA	NA

eTelecare Global Solutions — UK, Limited (eTelecare-UK) ****	United Kingdom	0.0	100.0	NA	NA	NA	NA

eTelecare Global Solutions — Nicaragua, S.A. (eTelecare-Nicaragua) *****	Nicaragua	0.0	70.0	NA	NA	NA	NA

*	Formerly Phase 2 Solutions, Inc. (Phase 2), acquired by eTelecare-US on May 25, 2004

**	Acquired by eTelecare on September 28, 2007 (see Note 4)

***	Incorporated under the Companies Act, Chapter 50

****	Incorporated under the Companies Act 1985 as a private and limited company

*****	Acquired by eTelecare on August 13, 2008

The principal activities of its subsidiaries are as follows:

Name of Subsidiary	Principal Activities
eTelecare-US	Marketing, selling and providing ancillary customer-related services for eTelecare and eTelecare-AZ

eTelecare-AZ	Inbound and outbound call centers providing customer care, sales and technical support services

eTelecare-Clark	Primarily non-voice customer care and technical delivery center serving email, chat and other non-voice needs of existing and potential clients

eTelecare-Singapore	Investment holding company

eTelecare-UK	Delivery center focusing on voice-based customer care services. As of December 31, 2008, eTelecare-UK has not started its operation yet.

eTelecare-Nicaragua	Delivery of bilingual customer care, sales and technical support services
The Company is a leading provider of business process outsourcing, or BPO, services focusing on the complex, voice-based segment of customer care services delivered from both onshore and offshore locations. It provides a range of services including technical support, financial advisory services, warranty support, customer service, sales and customer retention. Its services are delivered from seven delivery centers in the Philippines, six delivery centers in the United States and one delivery center in Nicaragua with approximately 10,100 employees in the Philippines, approximately 3,000 employees in the United States and approximately 100 employees in Nicaragua as of December 31, 2008.
               Acquisition of eTelecare-AZ
On March 31, 2004, eTelecare entered into a Stock Purchase Agreement with eTelecare-AZ (then Phase 2 Solutions, Inc.), a U.S.-based BPO company and its shareholders for the sale and purchase of all of the latter’s outstanding capital stock. The transaction was completed on May 25, 2004 wherein eTelecare acquired a 100.0% equity interest in eTelecare-AZ. The acquisition of eTelecare-AZ is in line with the strategic plan to increase the size and scale of the Company, broaden its service offering for clients with a multi-shore capability, expand its pool of potential clients and decrease its revenue concentration by acquiring a company with a different industry focus. It also wanted to acquire sales program skills and expand its pool of managers with experience in the United States outsourcing industry.
               Acquisition of eTelecare-Clark
On September 28, 2007, eTelecare acquired all of the outstanding capital stock of AOL Member Services-Philippines, Inc. (“AOL Philippines), a wholly owned Philippine subsidiary of America Online, Inc., U.S.A. (“AOL”), a division of Time Warner, Inc. AOL Philippines operates primarily non-voice customer care and technical support delivery center near Manila to serve the email, chat and other non-voice needs of existing and potential clients. Simultaneously with the closing of the acquisition, the Company and AOL entered into a new service agreement under which the Company shall provide customer support services to AOL.
On October 30, 2007, the Philippine SEC approved the change in the name of eTelecare-Clark from AOL Member Services-Philippines, Inc. to eTelecare-Clark Services, Inc.

               Investments in eTelecare-Singapore and eTelecare-UK
On March 28, 2008, eTelecare-Singapore was incorporated as a holding company. On April 2, 2008, eTelecare-UK was incorporated to provide business process outsourcing services focusing on voice-based segment of customer care services. As of December 31, 2008, eTelecare-UK has not started its operation yet.
               Investment in eTelecare-Nicaragua
On August 13, 2008, the Company entered into a share purchase agreement and shareholders agreement with Almori BPO Services, Inc., a Texas corporation for the purchase of a 70% interest in newly incorporated eTelecare-Nicaragua. eTelecare-Nicaragua operates as a call center based in Nicaragua.
               Initial Public Offering in Nasdaq Global Market and Philippine Stock Exchange
On March 28, 2007, the U.S. Securities and Exchange Commission (“U.S. SEC”) approved the Company’s registration statement for an initial public offering of 5,500,000 American Depositary Shares (“ADSs”). The Company’s ADSs were listed on the Nasdaq Global Market and began trading on March 28, 2007. Each ADS then represents the right to receive two of the Company’s common shares. After the stock split on September 3, 2007, each ADS now represents one common share.
On November 20, 2007, the Company has completed its registration under the provision of the Philippines Securities Regulation Code and listing by way of introduction on the first board of the Philippine Stock Exchange.
               Acquisition of the Company by Providence Equity Partners, Inc. (“Providence”) and Ayala Corporation (“Ayala”)
On September 19, 2008, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with EGS Acquisition Corporation (“EGS”), pursuant to which EGS agreed, subject to the terms and conditions of the Acquisition Agreement, to commence a tender offer to purchase all of the Company’s issued and outstanding common shares listed on the Philippine Stock Exchange and all of its issued and outstanding ADSs, traded on the Nasdaq Global Market. EGS is a Delaware limited liability company, jointly owned by affiliates of Providence Equity Partners, Inc., a U. S. entity, and Ayala Corporation, a Philippine corporation. On December 12, 2008, the tender offer was completed. As of the expiration of the offer, approximately 18,898,255 Common Shares and approximately 10,387,391 ADSs were validly tendered in the offer, which together represent a total of approximately 98.7% of the outstanding common shares of the Company.
The registered office address of the Parent Company is 31st Floor, CyberOne Building, Eastwood City Cyberpark, Libis, Quezon City.
Almost all of the Company’s revenue are billed and collected in U.S. dollars given that all of its clients are located in the United States.
               PLAN OF OPERATIONS
The current capitalization and expected future revenues from its call centers are projected to sufficiently meet the Company’s operating cash requirements.
No extraordinary purchase or sale of property and equipment are expected beyond those in the regular course of the Company’s operations. All purchases will be financed through internally-generated funds and existing capitalization.

               Competitive Business Condition and the Registrant’s Competitive Position in the Industry and Methods of Competition
The availability of improved technology and telecommunications facilities, as well as increased competition and financial pressures, have motivated many companies to re-consider their strategy of maintaining in-house support functions such as customer care. Many of these companies are turning to outsourced service providers for lower cost and higher quality customer support functions. The continued growth of outsourced customer care services is being driven by the need for these companies to focus on their core businesses and competencies. Outsourcing provides them with access to advanced technologies and systems, economies of scale on the investments required to obtain these technologies and systems, and access to the expertise needed to acquire, service and retain customers.
While the growth of outsourcing may have been initially driven by cost-saving objectives, it is now also frequently seen as a strategy to access higher quality customer care services. Companies are now using outsourced customer care services to optimize their relationship with their customers through improved customer care. They now require innovative customer contact solutions that will allow them to enhance their customers’ experience with their products and services. These services and solutions are being used to increase the value and lifetime of their customer base.
The outsourced customer care industry, however, is highly competitive. Aside from the growing number of outsourced service providers, a number of companies still provide (or have the ability to provide) customer care services internally. The principal competitive factors in the industry are technological and systems expertise, service quality, the cost of delivering the service, and marketing skill.
The Company differentiates itself from its competitors through its strong focus on service quality, its strategy of identifying its clients’ needs by understanding their business needs and developing specialized or customized solutions that address these needs, and giving its clients more flexibility through its multi-shore (i.e., Philippines, US and Nicaragua) delivery model.
The Company competes primarily with:
•	offshore-based customer care BPO companies with offshore delivery center services capabilities, such as Ambergris Solutions Inc., ePLDT, Inc., ExlService Holdings, Inc., Aegis PeopleSupport and Wipro Spectramind Services Private Limited;

•	U.S. and Europe-based customer care BPO companies with onshore and offshore delivery center services capabilities, such as APAC Customer Services Inc., Convergys Corporation, ICT Group, Inc., Sutherland Global Services, Inc., SITEL Corporation, Sykes Enterprises, Incorporated, Teleperformance, TeleTech Holdings, Inc., Transcom and West Corporation;

•	broad-based U.S. outsourcing companies such as Accenture Ltd., Affiliated Computer Services, Inc., Electronic Data Systems Corporation, and IBM Global Services; and

•	numerous smaller companies, including 24/7 Customer, SlashSupport and Vision-X, Inc.
In addition to the Company’s direct competitors, many companies choose to perform some or all of their customer care processes internally. Their employees provide these services as part of their regular business operations. Some companies have moved portions of their in-house customer management functions offshore, including to offshore affiliates. The Company believes its key advantage over in-house business processes is that it gives companies the opportunity to focus on their core products and services while it focuses on the specialized function of managing their customer relationships.

The Company believes that the primary factors on which companies in its industry compete are value and price. It seeks to compete by emphasizing to its clients the value they receive per dollar spent for its services. The Company does not generally compete in the segment of the customer care BPO market that focuses solely on price, it provides a sales proposition to a client based on quantifiable value per dollar spent by the client on its services. The Company believes that its ability to quantify value has allowed it to negotiate primarily fixed pricing with its clients that reflects the greater value created per dollar spent it delivers, rather than the cost-based commodity pricing model most often emphasized in its industry.
In order to strengthen its position in the market and continue its growth, the Company intends to focus on the following strategies:
•	further penetrate its existing client base;

•	win new client relationships;

•	expand into new industries;

•	expand into new markets and delivery geographies;

•	acquisitions;

•	continue to invest in human capital development; and

•	expand into new delivery capabilities
               Sources and Availability of Raw Materials and Names of Principal Supplier
The Company is not dependent on any principal supplier.
               Dependence on One or a Few Major Customers and Identification of Such
The Company has three customers that each contributed more than 10% of revenue in the year ended December 31, 2008, including AT & T, representing 26% of revenue, Sprint, representing 21% of revenue, and Dell, representing 19% of revenue. Its top five customers account for 81% of total revenues.
               Business Transactions with Related Parties
None.
               Patents, Trademarks, Licenses, Franchises, Concessions and Identification of Such
To establish and protect its intellectual property rights, the Company relies on common law protection of copyrights, trademarks, and trade secrets, as well as confidentiality agreements used during the course of business. The Company considers its business processes and implementation methodologies confidential, proprietary information constituting trade secrets. The Company’s customers and business partners typically sign a nondisclosure agreement requiring them to treat its information confidentially. All of its employees are also required to sign confidentiality agreements as a condition to their employment.
The Company is the registered owner of the following trademark:
Registration No. 4-2001-009016:
For the MARK: ETELECARE INTERNATIONAL LOGO AND DEVICE
Date of Registration: January 18, 2004
Term: 10 years
The operations of the Company are not dependent on patents, trademarks, etc. to provide a sustainable competitive advantage in its markets.

Need for Governmental Approval of Principal Products or Services; Effect of Existing or Probable Government Regulations on the Business
The Company is not aware of any governmental regulations that will adversely affect its operations in the Philippines. Please refer to the discussion under “Risks Related to the Business” for proposed regulations that may impact its operations in the United States.
               Estimate of Amount Spent for Research and Development Activities in the Next Three Years
The Company does not expect to conduct any product research and development in the foreseeable future.
               Costs and Effects of Compliance with Environmental Laws
The Company’s current operations do not require an environmental compliance certificate from the Department of Environment and Natural Resources. In the event any of its future operations are covered by environmental laws and regulations, the Company will comply with such requirements.
               Manpower Complement
The Company had approximately 10,100 employees in the Philippines, approximately 3,000 employees in the United States and approximately 100 employees in Nicaragua as of December 31, 2008.
Beyond increases from recruitment, and regular attrition in the normal course of its operations, the Company does not expect any material change in the number of its employees in the next twelve months.
The Company does not have any employee union and neither is there a collective bargaining agreement with its employees. There have been no strikes or threats to strike in the past three years.
               Risks Related to the Business
If the Company fails to attract and retain enough sufficiently trained customer service associates and other personnel to support its operations, its business, results of operations and financial condition will be seriously harmed.
The Company relies on large numbers of customer service associates, and its success depends to a significant extent on its ability to attract, hire, train and retain qualified customer service associates. Companies in the business process outsourcing, or BPO, market, including the Company, experience high employee attrition. In 2008, its attrition rate for its customer service associates who remained with the Company following a 45-day training and orientation period was on average approximately 6.8% per month in the United States, an increase of approximately 0.5% from 2007 and approximately 1.9% per month in the Philippines, an increase of approximately 0.2%. A significant increase in the attrition rate among its customer service associates could decrease its operating efficiency and productivity. There is significant competition in the Philippines and the United States for employees with the skills necessary to perform the services it offers to its clients. Increased competition for these employees, in the BPO market or otherwise, could harm its business. Its failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of its existing and future clients would seriously harm its business, results of operations and financial condition.

A few major clients account for most of the Company’s revenue and a loss of business from these clients could reduce its revenue and seriously harm its business.
The Company had derived and believes that it will continue to derive in the near term most of its revenue from a few major clients. It received an aggregate of approximately 81% of its revenue from its five largest clients for the year ended December 31, 2008. It does not have long-term contracts with any of its clients. Its contracts with its clients typically have a term of one year and can be terminated earlier by its clients or the Company without cause, typically upon 30 to 90 days’ notice. A number of factors could cause the Company to lose business or revenue from a client, and some of these factors are not predictable and are beyond its control. For example, a client may demand price reductions, change its outsourcing strategy, move work in-house or reduce previously forecasted demand. In addition, the volume of work it performs for specific clients is likely to vary from year to year, since its contractual commitments only last one year and it usually is not the exclusive outsourced service provider for its clients. In most cases, if a client terminates its contract with the Company or it does not meet its forecasted demand, the Company has no contractual recourse even if it had hired and trained customer service associates to provide services to the client. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. For example, in the third quarter of 2007, one of its largest clients terminated one of its significant programs with the Company. The loss of some or all of the business from any large client could harm its business, results of operations and financial condition.
The Company’s revenue is highly dependent on a few industries and any decrease in demand for outsourced business processes in these industries could reduce its revenue and seriously harm its business.
Most of the Company’s clients are concentrated in the communications and technology services industries. For the years ended December 31, 2008, 2007 and 2006, it derived 78.0%, 76.0% and 77.0%, respectively, of its revenue from clients in these industries. The success of its business largely depends on continued demand for its services from clients in these industries, as well as on trends in these industries to outsource business processes. A downturn in any of its targeted industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for its services, which in turn could harm its business, results of operations and financial condition.
Other developments may also lead to a decline in the demand for its services in these industries. For example, the industries it primarily serves, particularly the communications industry, have experienced a significant level of consolidation in recent years. Consolidation in any of these industries or acquisitions, particularly involving its clients, may decrease the potential number of buyers of its services. Any significant reduction in, or the elimination of, the use of the services it provides within any of these industries would reduce its revenue and harm its business. Its clients may experience rapid changes in their prospects, substantial price competition and pressure on their results of operations. This may result in increasing pressure on the Company from its clients in these key industries to lower its prices, which could negatively affect its business, results of operations and financial condition.
The Company’s operating margin will suffer if it is not able to maintain its pricing, utilize its employees and assets efficiently or maintain and improve the current mix of services that it delivers from its offshore locations.
The Company’s operating income as a percentage of its revenue, which it refers to as its operating margin, is largely a function of the prices that it is able to charge for its services, the efficient use of its assets and the location from which it delivers services. Its business model is predicated on its ability to objectively quantify the value that it provides to its clients. It must also manage its employees and assets efficiently. In addition, it must continue to sell new programs for and migrate existing programs in the United States to the Philippines. If it fails to succeed on any of these objectives, it may not be able to sustain its current operating margin. If a client terminates a program with the Company, it may be unable to re-assign customer service associates who worked on that program in a timely manner, which could harm its operating results.

The rates it is able to recover for its services, its ability to manage its assets efficiently and the location from which it delivers its services are affected by a number of factors, including:
•	its clients’ perceptions of its ability to add value through its services;

•	its ability to objectively differentiate and verify the value it offers to its clients;

•	competition;

•	the introduction of new services or products by it or its competitors;

•	its ability to estimate demand for its services;

•	its ability to control its costs and improve the efficiency of its employees; and

•	general economic and political conditions.
The Company may be unable to manage its growth effectively and maintain effective internal processes, which could harm its business, results of operations and financial condition.
Since the Company was founded in 2000, it had experienced rapid growth and significantly expanded its operations. It has seven delivery centers in the Philippines, six in the United States and one in Nicaragua. The number of its employees has increased from approximately 3,000 as of December 31, 2003 to approximately 13,200 as of December 31, 2008. In 2004, it acquired ETelecare-AZ, which contributed significantly to its growth during this period. In 2007, it added approximately 1,100 employees due to its acquisition of eTelecare-Clark. It has a geographically dispersed workforce with approximately 10,100 employees in the Philippines and approximately 3,000 employees in the United States and 100 employees in Nicaragua as of December 31, 2008. It intends to continue expansion to pursue existing and potential market opportunities. Depending on client demand and the speed at which clients migrate its services to offshore locations, it may be required to set up more delivery locations both onshore and offshore.
This rapid growth across international offices places significant demands on its management and operational resources. In order to manage its growth effectively, it must implement and improve operational systems and procedures on a timely basis. If it fails to implement these systems and procedures on a timely basis, it may not be able to service its clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate its business effectively. Failure to transfer new client business to its delivery centers effectively, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts and reduce its operating margin. Any of these problems associated with expansion could harm its business, results of operations and financial condition.
If the Company’s clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for its services may diminish, which could harm its business, results of operations and financial condition.
The Company’s revenue depends on the success of its clients. If its clients are not successful, the amount of business that they outsource and the prices that they are willing to pay for its services may diminish. In the past, it had experienced declining business as a result of a decline in its client’s business or financial condition. In substantially all of its client programs, it generates revenue based, in large part, on the amount of time its customer service associates devote to its clients’ customers. Consequently, the amount of revenue generated from any particular client program is dependent upon the customers’ interest in, and use of, its clients’ products or services. Its clients’ decisions about how much money to budget for outsourced services are directly impacted by their own financial success and forecasts of their customers’ needs. If its clients’ products or services do not attract sufficient customer attention, its revenue could decline and its results of operations and financial condition could suffer.

The Company normally encounters a lengthy sales cycle and may not recover the investments it must make in order to obtain a new client.
The Company’s sales cycle typically lasts between six and 12 months and requires it to spend a considerable amount of resources that it may never recover. Potential clients require that it spend substantial time and money educating them as to the value of its services and assessing the feasibility of integrating its systems and processes with theirs. The Company’s pricing structure and the competitive nature of its industry typically precludes it from charging its customers for these initial costs. Decisions relating to outsourcing business processes generally involve the evaluation of its services by its clients’ senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements. It may spend significant funds and management resources during its sales cycle and ultimately the client may not decide to use its services. If it is unsuccessful in closing sales after spending significant funds and management resources, or if it experiences delays in its sales cycle, it could harm its business, results of operations and financial condition.
The Company’s clients may adopt technologies that decrease the demand for its services, which could harm its business, results of operations and financial condition.
The Company targets clients that need its BPO services and it depends on their continued need of its services. However, over time, its clients may adopt new technologies that decrease the need for live customer interaction, such as interactive voice response, web-based self-help and other technologies used to automate interactions with customers. The adoption of these technologies could reduce the demand for its services, create pricing pressure and harm its business, results of operations and financial condition.
The international nature of the Company’s business exposes it to several risks, such as unexpected changes in the regulatory requirements of multiple jurisdictions.
The Company has operations in the Philippines, United States and Nicaragua. Its corporate structure also spans multiple jurisdictions, with its parent company incorporated in the Philippines and operating subsidiaries incorporated in the United States and Nicaragua. As a result, it is exposed to risks typically associated with conducting business internationally, many of which are beyond its control.
These risks include:
•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	currency fluctuations, particularly, since its revenues and expenses are primarily denominated in only two currencies;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements; and

•	the burden and expense of complying with the laws and regulations of various jurisdictions.
The occurrence of any of these events could significantly harm its business, results of operations and financial condition.
The Company also faces challenges in managing a geographically dispersed workforce. As of December 31, 2008, it had approximately 10,100 employees in the Philippines, approximately 3,000 employees in the United States and approximately 100 employees in Nicaragua. Its management is often required to manage employees remotely and must take into account diverse local laws and customs. If it is unable to manage its dispersed workforce and other resources effectively, its business, results of operations and financial condition could be significantly harmed.

If the operations of the Company’s delivery centers are interrupted, the amount of revenue it receives under its client contracts could decline and its results of operations and financial condition could suffer.
The Company operates delivery centers in the Philippines, United States and Nicaragua, which requires it to maintain active data and voice communications between its delivery centers and its clients’ offices. Although it maintains redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. For example, in 2006 one of its delivery centers in the Philippines was shut down for several hours as a result of damage to telecommunication lines servicing that delivery center. Its operational facilities and communication hubs may also be damaged in natural disasters such as earthquakes, floods, monsoons, tsunamis and typhoons. For example, in 2003 and 2004, the operations in its Philippine delivery centers were periodically interrupted as a result of heavy rains. Such natural disasters may lead to disruption of information systems and telephone service for sustained periods. Most of its client contracts are structured so that it is paid based on the amount of time its employees dedicate to providing services to its clients. Any significant failure of its equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which it operates, could impede its ability to provide services to its clients, have a negative impact on its reputation, cause it to lose clients, reduce its revenue and harm its business.
Strengthening of the Philippine peso relative to the U.S. dollar could impact the Company’s results of operations.
Substantially all of the Company’s revenue is denominated in U.S. dollars, and a significant portion of its costs is incurred and paid in Philippine pesos. It is therefore exposed to the risk of an increase in the value of the Philippine peso relative to the U.S. dollar, which would increase its expenses. The Company initiated in the third quarter of 2007 a strategy to hedge against short-term foreign currency fluctuations.
The Company may face wage inflation in the Philippines and increased competition for its Philippine employees, which could increase its employment costs and its attrition.
The Company has not historically experienced significant wage inflation with its Philippine employees. It is faced, however, with increasing competition in the Philippines for customer service associates, and it expects this competition will continue to increase as additional outsourcing companies enter the market and expand their operations. In particular, there may be limited availability of qualified middle and upper management candidates. It has benefited from an excess supply of college graduates in the Philippines. If this favorable imbalance changes due to increased competition, it could affect the availability and the cost of customer service associates and increase its attrition rate.
The Philippines has experienced political and economic instability as well as civil unrest and terrorism, which could disrupt the Company’s operations and cause its business to suffer.
The Philippines has experienced significant inflation, currency declines and shortages of foreign exchange. The Company is exposed to the risk of rental and other cost increases due to inflation in the Philippines, which has historically been at a much higher rate than in the United States. The Philippines also periodically experiences civil unrest and terrorism and U.S. companies in particular may experience greater risk. These conditions could disrupt its operations and cause its business to suffer.
The Company’s current tax holiday in the Philippines will expire within the next several years.
The Company currently benefits from income tax holiday incentives in the Philippines pursuant to its registrations with the Philippine Economic Zone Authority, or PEZA, which provide that it pays no income tax in the Philippines for three, four or six years pursuant to its PEZA registrations. Its current income tax holidays expire at staggered dates through 2012. Two of its delivery center sites’ income tax holidays expired in the second half of 2008. One of the two sites’ application for extension was approved by PEZA in February 2009 (effective upon expiry in 2008). This allows for an additional two years of tax holiday for that site with expiration in 2010. The extension of the incentives for the other site is currently being evaluated by PEZA.
The Company believes that as its Philippine tax holidays expire, gross income attributable to activities covered by its PEZA registrations will be taxed at a 5% preferential rate and its Philippine net income attributable to all other activities will be taxed at the regular corporate income tax rate of 35%. For the year ended December 31, 2008, it had an effective tax rate of (7.6%) for the Philippine portion of its consolidated profit before income taxes. The expiration of its tax holidays will increase its effective income tax rate and may impair its competitive position against BPO companies based outside of the Philippines.

Item 2.	Properties
The Company has a number of lease agreements covering office spaces and certain equipment that are accounted for as operating leases. A majority of the lease agreements for office spaces have rent escalations which increase monthly rent payments over the lease terms and provide for renewal options under negotiated terms and conditions upon termination. The Company records rental expense on a straight-line basis over the base, non-cancelable lease terms. Any difference between the calculated expense and amount actually paid is recognized as accrued rent. Total rent expense covering the foregoing lease agreements amounted to $13.8 million in 2008.
The Company believes that its space is adequate for its current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of its operations.

Item 3.	Legal Proceedings
The Company is a defendant in the employment matter of James Dreyfuss vs. eTelecare Global Solutions — US, Inc. filed in the United States District Court, Southern District of New York on February 4, 2008. In the matter, James Dreyfuss, who served as the Company’s Regional Vice President of Sales, has asserted the following claims against the Company: (1) two counts of breach of contract; (2) violation of New York Labor Law Sections 190 et seq.; (3) quantum merit; (4) unjust enrichment; (5) breach of covenant of good faith and fair dealing; and (6) promissory estoppel. Mr. Dreyfuss seeks compensatory damages in an amount to be proven at trial, penalties under New York Labor Law Section 198, pre- and post-judgment interest and costs and expenses for such suit, including attorney’s fees. The Company filed a motion to compel arbitration on April 7, 2008 and filed a brief in support of such motion on July 16, 2008 which motion was denied. The Company is now in the early stages of discovery. While it cannot predict with certainty the outcome of the litigation, the Company does not believe a liability is probable; therefore, no liability has been recorded in the financial statements.
On August 7, 2008, an action entitled Peter Mikhalev v. eTelecare Global Solutions, Inc. et al. (Case No. BC 395919) was filed in the Los Angeles County Superior Court. The complaint alleges that in July 2007 the Company refused to allow the plaintiff, a former employee of the Company, to exchange common shares then owned by him into ADSs. The complaint seeks compensatory and punitive damages for conversion. On September 8, 2008, the Company filed a general denial to the complaint. On September 9, 2008, the Company filed a notice of removal of the case to the United States District Court for the Central District of California. On September 12, 2008, the district court issued an order to show cause regarding remand to state court, to which the Company responded on September 26, 2008. Plaintiff did not file a motion to remand the case to state court. A scheduling conference was held on December 1, 2008. The Company is now in the early stages of discovery and response to interrogatories. While it cannot predict with certainty the outcome of the litigation, the Company does not believe a liability is probable; therefore, no liability has been recorded in the financial statements.

The Company is subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position.

Item 4.	Submission of Matters to a Vote of Security Holders
None.

PART II — OPERATIONAL AND FINANCIAL INFORMATION
Item 5. Market for Issuer’s Common Equity and Related Stockholders Matters
Market Information
The Company’s American Depositary Shares (ADSs) began trading on the NASDAQ Global Market under the symbol “ETEL,” on March 28, 2007. The following table sets forth the high and low sales price at which its ADSs traded for each quarter of 2008, as reported by the NASDAQ Global Market:

	2008
	High	Low
First Quarter	8.97	5.00
Second Quarter	7.60	4.93
Third Quarter	8.66	4.10
Fourth Quarter	8.97	4.96
The Company’s Common Stock began trading on the Philippine Stock Exchange on November 20, 2007. The following table sets forth the high and low sales prices at which its Common Stock traded for each quarter of 2008, as reported by the Philippine Stock Exchange (in Philippine Pesos):

	2008
	High	Low
First Quarter	400.00	260.00
Second Quarter	310.00	252.50
Third Quarter	390.00	265.00
Fourth Quarter	440.00	350.00
Dividends
The Company has never paid dividends on its Common Stock. It intends to apply cash to investment in product development, acquisition or expansion and it does not expect to pay dividends on Common Stock in the foreseeable future.

Holders

There were 446 shareholders of record holding the Company’s outstanding capital stock of 29,666,239 common shares as of December 31, 2008.

Top 20 Stockholders

Based on the report of the stock transfer agent of the Company, the top 20 stockholders of record as of December 31, 2008 and their respective shareholdings are as follows:

		No. of Shares	% to Total
	Name of Stockholder	Subscribed	Outstanding

1	PCD Nominee Corp. — Non-Filipino	25,440,722	85.7565%
2	PCD Nominee Corp. — Filipino	4,080,182	13.7536%
3	Derek W. Holley	75,000	0.2528%
4	Rosemarie M. De Prieto	8,674	0.0292%
5	Peter I. Barlas	4,728	0.0159%
6	Alexander James Henshaw	4,154	0.0140%
7	Po Chi Chang	2,856	0.0096%
8	Daniel Panganiban	2,720	0.0092%
9	Fe A. Delos Santos	2,348	0.0079%
10	Juan Ramon Alberto	2,080	0.0070%
11	Francisco Alcuaz Jr.	1,602	0.0054%
12	Alex Teng	1,372	0.0046%
13	Christabel Frances P. Campos	1,302	0.0044%
14	Valentino S. Go	1,248	0.0042%
15	CBC A/C #V18211	1,248	0.0042%
16	Francis Sy	1,040	0.0035%
17	Antonio Rubi Ang	1,020	0.0034%
18	Carmen A. Delos Reyes	932	0.0031%
19	Arif Quadir	830	0.0028%
20	Joselito Cabrera	798	0.0027%
Recent Sales of Unregistered or Exempt Securities

None.

Item 6. Management’s Discussion and Analysis or Plan of Operation
2008 vs 2007 vs 2006
In Thousands of US Dollars

	2008	2007	2006
Service Income	$299,271	$259,942	$195,118
Cost of Services	227,739	185,715	135,709
Selling and Administrative Expenses	(58,220)	(36,230)	(30,008)
Depreciation and Amortization	(22,734)	(15,381)	(10,181)
Interest Expense and Financing Charges	(428)	(2,242)	(5,517)
Foreign Exchange Gain (Loss) — Net	1,351	(843)	(683)
Net Income (Loss)	$(8,863)	$22,706	$11,750
Attributable to:
Equity holders of the Parent	$(8,542)	$22,706	$11,750
Minority Interest	(321)	—	—

	$(8,863)	$22,706	$11,750

Service Income
The Company generates revenue from the customer care and other BPO programs it administers for its clients. It provides its services to clients under contracts that typically consist of a master services agreement, which contains the general terms and conditions of its client relationship, and a statement of work, which describes in detail the terms and conditions of each program it administers for a client. Its contracts with its clients typically have a term of one year and can be terminated earlier by its clients or by the Company without cause, typically upon 30 to 90 days’ notice. Although the contractual commitments from its clients are short, its client relationships tend to be longer-term given the scale and complexity of the services it provides coupled with the risk and costs to its clients associated with bringing business processes in-house or outsourcing them to another provider. For the same reasons, its sales cycle tends to range from six to 12 months.
The outsourcing industry is extremely competitive, and outsourcers have historically competed based on pricing terms. Accordingly, it could be subject to pricing pressure and may experience a decline in its average selling prices for its services. It attempts to mitigate this pricing pressure by differentiating itself from its competition based on the value it brings to its clients through the quality of its services and its ability to provide quantifiable results that its clients can measure against its competitors. It provides a sales proposition to a client based on quantifiable value per dollar spent by the client on its services. For example, it works with the client to quantify the costs to the client of activities such as the time it takes to handle a call, repeat calls, parts dispatches and cancelled sales. It similarly works with a client to quantify the value from initial product sales, sales of products complementary or more expensive than the products in which a customer is originally interested and repeat purchasing based on customer satisfaction. This information on costs and value created is combined to develop a value created per dollar spent model on which both the client and the Company agree in order to set the price for its services in its contract. It then assesses its performance against this model on a quarterly basis and shares its results measured by these metrics with its client on a quantified scorecard. This gives its client a means of comparing the value it created per dollar spent on it to the same metrics for its clients’ internal business process centers or other outsourcers.

It derives its revenue primarily through time-delineated or session-based fees, including hourly or per minute charges and charges per interaction, which are separately negotiated on a client-by-client basis. In some contracts, it is paid higher rates if it meets specified performance criteria, which are based on objective performance metrics that its client agrees would add quantifiable value to their operations. These payment arrangements can take many forms, including additional payments to it based on the number of confirmed sale transactions it makes on behalf of a client or based on meeting customer satisfaction targets. Bonuses are typically 5% to 10% of revenue for a program. Conversely, some of its contracts include provisions that provide for downward revision of its prices under certain circumstances, for example, if the average speed required to answer a call is longer than agreed to with the client. Downward revisions are typically limited to a maximum of 5% of revenue for a program. All of its bonus and downward revision provisions are negotiated at the time that it signs a statement of work with a client and its revenue from its contracts is thus fixed and determinable at the end of each month.
It currently derives substantially all of its revenue from U.S.-based clients. It receives most of its revenue from a small number of clients, with an aggregate of approximately 81% and 83%, respectively, of its revenue from its five largest clients for the years ended December 31, 2008 and 2007. For the year ended December 31, 2008, it had three clients that each contributed more than 10% of its revenue, including AT & T, representing 26% of its revenue, Sprint, representing 21% of its revenue, and Dell, representing 19%of its revenue. It often administers multiple programs for a single client with separate contracts or statements of work that sometimes are negotiated with separate parts of the client organization, which it views as being different clients for practical purposes. For example, it performs four separate programs for AT & T for two separate AT & T business units.
It derives substantially all of its service income from the BPO programs it administers for its clients. Substantially all of its service income is denominated in U.S. dollars. Service income was $299.3 million, $259.9 million and $195.1 million in 2008, 2007 and 2006, respectively, an increase of 15% in 2008 from 2007 and 33% in 2007 from 2006.
In 2008, its service income increased $39.3 million, or 15% over 2007. Its revenue growth was primarily driven by an expansion of work with existing clients delivered from both its Philippine and U.S. locations.
In 2007, its service income increased $64.8 million, or 33%, over 2006. Its revenue growth was primarily driven by an expansion of work with existing clients delivered from its Philippine locations which accounted for 60% of its 2007 revenue compared to 46% of its 2006 revenues.
Cost of Services
Cost of services consists primarily of the salaries, payroll taxes and employee benefit costs of its customer service associates and other operations personnel. Cost of services also includes direct communications costs, rent expense, information technology costs, facilities support and customer management support costs related to the operation of its delivery centers. These costs are expensed as incurred.
Its cost of services is most heavily impacted by prevailing salary levels. Although it has not been subject to significant wage inflation in the Philippines or the United States, any significant increase in the market rate for wages could harm its operating results and its operating margin.
It often incurs significant costs in the early stages of implementation or in anticipation of meeting a current client’s forecasted demand for its services, with the expectation that these costs will be recouped over the life of the program, thereby enabling it to achieve its targeted returns. Similarly, it may also be required to increase recruiting and training costs to prepare its customer service associates for a specific type of service. If it undertakes additional recruiting and training programs and its client terminates a program early or does not meet its forecasted demand, its operating margin could decline.

Its cost of services is also impacted by its ability to manage and employ its customer service associates efficiently. Its workforce management group continuously monitors staffing requirements in an effort to ensure efficient use of these employees. Although it has generally been able to reallocate its customer service associates as client demand has fluctuated, an unanticipated termination or significant reduction of a program by a major client may cause it to experience a higher-than-expected number of unassigned customer service associates.
Its efficient use of customer service associates is also impacted by seasonal changes in the operations of its clients, which impact the level of services its clients require. For example, the amount of technical support and financial services it provides has traditionally been greater during the fourth quarter of each year driven by increased customer spending during the holiday season. This demand trends down slightly during the first quarter of each year with demand for these same services typically declining significantly during the second quarter of each year. As a result, the fourth quarter of each year is typically its period of highest demand, while the second quarter of each year is typically its period of lowest demand.
It believes that its clients are increasingly looking for vendors that provide BPO services from multiple geographic locations. This allows clients to manage fewer vendors while minimizing geopolitical risk and risk to operations from natural disasters. Moreover, clients ultimately willing to have service operations offshore may not be willing to do so initially or at any time completely. To address this demand it has service operations in the U.S, Philippines and Nicaragua. An important element of its multi-shore service offering is its ability to migrate clients offshore over time. This allows clients to gain confidence in the quality of its services before shifting services to its offshore delivery locations. This migration strategy both lowers costs for its clients and improves its financial performance.
Cost of services (exclusive of depreciation) was $227.7 million, $185.7 million and $135.7 million in 2008, 2007 and 2006, respectively. Its cost of services as a percentage of revenue was 76.1%, 71.4% and 69.6% during 2008, 2007 and 2006, respectively.
The absolute dollar increase in cost of services in 2008 compared to 2007 was primarily related to the 15% increase in service income in 2008 compared to 2007. The increase in cost of services as a percentage of revenue was primarily due to the significant strengthening of the Philippine peso compared to the U.S. dollar on a hedge adjusted basis which resulted in an increase of approximately 5.0% of its total operating expenses in 2008 compared to 2007 which primarily impacted its cost of services.
The absolute dollar increase in cost of services in 2007 compared to 2006 was primarily related to the 33% increase in service income in 2007 compared to 2006. The increase in cost of services as a percentage of revenue was primarily due to the significant strengthening of the Philippine peso compared to the U.S. dollar on a hedge adjusted basis which resulted in an increase of approximately 4% of its total operating expenses in 2007 compared to 2006 which primarily impacted its cost of services. Because substantially all of its service revenue is denominated in U.S. dollars and 50% and 45% of its expenses in 2008 and 2007, respectively, were generated in the Philippines substantially all of which were paid in Philippine pesos, the effective net costs of its services has increased as the peso strengthens against the U.S. dollar. This increase was partially offset by the expanded use of its lower-cost Philippine operations, which despite the strengthening peso continues to show significant cost advantages over its U.S. operations.

Selling and Administrative
Selling and administrative expenses consist primarily of its sales and administrative employee-related expenses, sales commissions, professional fees, travel costs, marketing programs and other corporate expenses. Substantially all of its share-based compensation expense is included in selling and administrative expenses.
Selling and administrative expenses were $58.2 million in 2008, $36.2 million in 2007 and $30.0 million in 2006, an increase of 60.7% in 2008 compared to 2007 and 20.7% in 2007 compared to 2006. Its selling and administrative expenses were 19.5%, 13.9% and 15.4% of revenue in 2008, 2007 and 2006, respectively.
The increase in selling and administrative expenses in 2008 compared to 2007 was primarily due to (1) additional salaries, wages and benefits, consulting fees, travel expenses, and equity compensation expenses related to the hiring of additional personnel to support its growth and to enhance its executive team and professional staff; (2) selling and administrative expenses in 2008 of $7.2 million related to professional fees and other costs associated with the December 2008 Acquisition of the Company; (3) stock compensation costs of $9.2 in 2008 compared to $2.4 million in 2007. Included in 2008 stock compensation costs is $6.8 million associated with the accelerated vesting of equity instruments resulting from the December 2008 Acquisition of the Company; (4) $1.2 million in 2008 associated with due diligence expenditures related to a potential business acquisition that it decided not to pursue to conclusion; and, (5) $1.1 million of expenses related to startup costs associated with eTelecare-Nicaragua.
The absolute dollar increase in selling and administrative expenses in 2007 compared to 2006 was primarily due to additional salaries, wages and benefits, consulting fees and travel expenses. The Company hired additional personnel to support its growth and to enhance its executive team and professional staff as it expanded its Philippine operations and became a publicly traded company in the United States and the Philippines.
Depreciation and Amortization
It currently purchases substantially all of its equipment. It records property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of its assets, which generally range from three to five years. It amortizes leasehold improvements on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. If the actual useful life of any asset is less than its estimated depreciable life, it would record additional depreciation expense or a loss on disposal to the extent the net book value of the asset is not recovered upon sale.
Its depreciation is primarily driven by large investments in capital equipment required for its continued expansion, including the build-out of seats, which it defines as workstations where customer service associates generate revenue. These expenditures include tenant improvements to new facilities, furniture, information technology infrastructure, computers and software licenses and are usually in the range of $8,000 to $12,000 per seat depending on specific client requirements. These costs are generally depreciated over five years and are substantially the same in the United States and the Philippines. The effect of its depreciation and amortization on its operating margin is impacted by its ability to manage and utilize its seats efficiently. It seeks to expand its seat capacity only after receiving contractual commitments from its clients. However, it had in the past increased its seat capacity based on forecasted demand projections from its clients, which are not contractual commitments. This has resulted in a surplus of seats, which has increased its depreciation and, to a limited extent, reduced its operating margin. As a general matter, the efficiency of its use of seats has had less of an impact on its operating margin than the efficiency of its deployment of its customer service associates.
Depreciation and amortization was $22.7 million, $15.4 million and $10.2 in 2008, 2007 and 2006, respectively. Its depreciation and amortization expenses were 7.6%, 5.9% and 5.2% of revenue in 2008, 2007 and 2006, respectively. The increase in depreciation and amortization in 2008 compared to 2007 and from 2007 compared to 2006 was due to continued expansion of its facilities and infrastructure to support the growth of its operations.

Interest Expense and Financing Charges
Interest expense and financing charges consisted primarily of interest expense on its revolving line of credit and two term notes. Interest expense and financing charges were $0.4 million in 2008, $2.2 million in 2007 and $5.5 million in 2006. Interest expense and financing charges decreased in 2008 compared to 2007 and 2007 compared to 2006 due to the repayment of its debt during the second quarter of 2007 using the proceeds from its initial public offering.
Foreign Exchange Gain (Loss)
As a result of its multi-shore delivery model, its results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. Substantially all of its revenue is denominated in U.S. dollars, but a significant amount of its expenses are denominated in Philippine pesos. In the years ended December 31, 2008, 2007 and 2006, 50% 45% and 35%, respectively, of its cost of services and selling and administrative expenses were generated in the Philippines substantially all of which were paid in Philippine pesos.
Prior to its initial public offering, its outstanding debt included covenants that prohibited it from entering foreign currency hedging transactions. Upon completion of the initial public offering in the first quarter of 2007, it used a portion of the proceeds to pay off the outstanding debt and negotiated terms that allowed foreign currency hedging. As a result, in the third quarter of 2007, the Company initiated a strategy to hedge against short-term foreign currency fluctuations. This strategy consists of a rolling hedge program that entails contracting with third-party financial institutions to acquire zero cost, non-deliverable forward contracts.
Foreign exchange gain (loss) was $1.4 million, ($0.8 million) and ($0.7 million) in 2008, 2007 and 2006, respectively. During 2008, the Philippine peso ranged from P40.43 to P48.85 compared to the U.S. dollar. During 2007, the Philippine peso ranged from P40.47 to P49.08 compared to the U.S. dollar and from P49.01 to P53.58 during 2006.
Net Income (Loss)
The foregoing resulted to a net loss of $8.9 million in 2008, net income of $22.7 million in 2007 and net income of $11.8 million in 2006.
Accounting for Income Taxes
In connection with preparing its financial statements, it is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves the assessment of its net operating loss carryover, as well as estimating its actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as reserves and accrued liabilities, for tax and accounting purposes. It also needs to assess whether any portion of its earnings generated in one taxing jurisdiction might be claimed as earned by income tax authorities in a differing tax jurisdiction. Significant judgment is required in determining its annual tax rate, allocating earnings to various jurisdictions and evaluating its tax positions.
Additionally, it records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. It then assesses the likelihood that its deferred income tax assets will be realized or recovered from its future taxable income. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the net operating loss carryover and deductible temporary differences can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that they have become probable that future taxable profit will allow the deferred tax assets to be recovered.

The Parent Company is registered with the Philippine Export Zone Authority (PEZA) as an Economic Export Enterprise under Republic Act (RA) No. 7916, otherwise known as the Special Economic Zone Act of 1995, to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, the Parent Company is entitled to certain tax and non-tax incentives which include, among others, tax and duty-free importations, exemption from local taxes and income tax holiday (ITH) for three, four or six years (duration depends on the type of holiday granted) from the start of commercial operations with the possibility of one- or two-year extensions. The Company’s current ITHs expire at staggered dates through 2012. Two of the Company’s delivery center sites’ ITH expired in the second half of 2008. The extension of the incentives of one of the two sites was approved by PEZA in February 2009 (effective upon expiry in 2008), essentially allowing for an additional two years of tax holiday for that site with expiration in 2010. The extension of the incentives for the other site is currently being evaluated by PEZA. The Company’s next anticipated expiring ITHs are in the second half of 2009 for one of the Company’s delivery center sites. The Company intends to apply for an extension or conversion to Pioneer holiday status prior to expiration. While no assurance can be given at present, the Company understands it is the current practice of PEZA to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry. Under the PEZA registration, the Parent Company shall be liable for a final tax in lieu of all taxes after the expiration of its ITH incentives. The final tax is computed at 5% of gross income less allowable deductions typically characterized as direct costs as defined in RA No. 7916 and shall be paid and remitted in accordance with the amendments contained in RA No. 8748 as follows:
a.	Three percent (3%) to the National Government; and

b.	Two percent (2%) to be remitted directly by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.
eTelecare-Clark is a duly registered Clark Special Economic Zone (CSEZ) enterprise and is entitled to certain tax and non-tax incentives provided under its registration. Under the terms of its registration, eTelecare — Clark is entitled to various tax and non-tax incentives which include among others, exemption from customs and import duties on importation of capital goods, equipment, raw materials, supplies, as well as exemption from all local and national taxes including, but not limited to, withholding income taxes and value-added taxes. Instead, eTelecare-Clark shall pay tax computed at 5% of revenue less direct costs and other allowable deductions, and remitted as follows: (i) 3% to the national government; (ii) 1% to the local government units affected by the declaration of CSEZ; and (iii) 1% to the development fund to be utilized for the development of the municipalities contiguous to the base area. On November 30, 2005, eTelecare-Clark renewed its CSEZ registration for a period of five years until August 31, 2010.
eTelecare-Nicaragua received approval to be a user in the Free Trade Zone Regime and is entitled to the tax incentives established under the Export Industrial Free Zones Legislation. The tax incentives include exemption from all taxes including the corporate income tax, value-added taxes, and withholding tax on interest payments. This benefit is for a 10 year period provided eTelecare-Nicaragua complies with various requirements set forth by the government. For the year ended December 31, 2008 due to the loss in Nicaragua, the company did not realize any benefit of the tax holiday.
The Company operates in and files income tax returns in the United States, Nicaragua and Philippine jurisdictions which are subject to examination by tax authorities. The tax returns for open years in all jurisdictions in which it does business are subject to change upon examination. It believes that it had estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from such examinations. The Company believes that any additional taxes or related interest over the amounts accrued will not have a material effect on its financial condition, results of operations or cash flows. However, resolution of these matters involves uncertainties and the outcomes may be favorable or unfavorable. In addition, changes in the mix of income between taxing jurisdictions, expirations of tax holidays and changes in the tax laws and regulations could result in increased effective tax rates in the future. For the years ended December 31, 2007 and 2006, it estimates the benefit of the tax holiday in the Philippines to be $6,699 million and $5,555 million, respectively. For the year ended December 31, 2008 due to the overall loss in the Philippines the company did not realize any benefit of the tax holiday.
Financial Condition and Liquidity
Liquidity and Cash Flows
The Company has financed its operations primarily with cash from operations, proceeds from its initial public offering in the United States, proceeds from its loan agreements and, to a lesser extent, with proceeds from the issuance of its common shares through its employee stock option program. Net cash provided by its operating activities was $19.5 million in 2008, $23.1 million in 2007 and $28.5 million in 2006.
Summarized cash flow information for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Net cash provided by operating activities	$19,479	$23,126	$28,458
Net cash used in investing activities	(22,431)	(36,263)	(17,983)
Net cash provided by (used in) financing activities	2,101	47,576	(10,828)
Cash flows from the Company’s operating activities in 2008 compared to 2007 decreased by $3.6 million or 16%. Increases in depreciation and amortization and accounts receivable in 2008 were offset by decrease in net income. The larger increase in accounts receivable was due to its revenue growth. Its depreciation and amortization increased as it continued to increase capacity.
Cash flows from the Company’s operating activities in 2007 compared to 2006 decreased by $5.3 million or 19%. Increases in net income, depreciation and amortization in 2007 were offset by increases in accounts receivable and deferred taxes. The larger increase in accounts receivable was due to its revenue growth. Its depreciation and amortization increased as it continued to increase capacity.
Net cash used in the Company’s investing activities was $22.4 million, $36.3 million and $18.0 million in 2008, 2007 and 2006, respectively. The primary use of cash in the Company’s investing activities for each year is its purchase of property and equipment, including information technology equipment, furniture, fixtures and leasehold improvements for expansion of available seats. Cash used in 2008 includes acquisition of eTelecare-Nicaragua. Cash used in 2007 also includes acquisition of AOL Philippines (now eTelecare-Clark).
Net cash provided by the Company’s financing activities was $2.1 million and $47.6 million in 2008 and 2007, respectively. Net cash used by its financing activities was $10.8 million in 2006. The significant increase in cash provided by financing activities in 2007 was primarily due to the proceeds from the public offering. It incurred $0.8 million and $3.2 million of deferred offering expenses in 2007 and 2006, respectively, which were offset against offering proceeds upon closing.

Capital Resources, Off-Balance Sheet Arrangements and Contractual Commitments
The Company believes that it will be able to finance its working capital needs and currently planned facilities improvements and expansion for at least the next 12 months from cash balances, cash generated from operations, and borrowings under its revolving line of credit. The Company’s available line of credit as of December 31, 2008 was $25.0 million.
The Company’s long-term future capital requirements will depend on many factors, including its level of revenue, the timing and extent of its spending to support the maintenance and growth of its operations, the expansion of its sales and marketing activities, continued market acceptance of its services, and potential merger and acquisition activities. The Company expects to continue to have significant capital requirements associated with the maintenance and growth of its operations, including the lease and build-out of additional facilities primarily to support an increase in the number of its customer service associates and the purchase of computer equipment and software, telecommunications equipment and furniture, fixtures and office equipment to support its operations. These additional long-term expenses may require the Company to seek other sources of financing, such as additional borrowings or public or private equity or debt capital. The availability of these other sources of financing will depend upon its financial condition and results of operations as well as prevailing market conditions, and may not be available on terms reasonably acceptable to the Company or at all.
Operating Leases
The Company has a number of lease agreements covering office space and certain equipment that are accounted for as operating leases. Majority of the lease agreements for office spaces have rent escalations which increase monthly rent payments over the lease terms and provide for a renewal option under negotiated terms and conditions upon expiration. The Company records rental expense on a straight-line basis over the base, non-cancellable lease terms. Any difference between the calculated expense and amount actually paid is recognized as accrued rent.
Accrued rent is reflected as current or noncurrent liability depending on its expected date of reversal. Following is a summary of accrued rent as of December 31, 2008 and 2007:

	2008	2007
Trade and other payables	$360	$271

Other noncurrent liabilities	2,529	2,229

	$2,889	$2,500

“Trade and Other Payables” is presented as current liability in the consolidated balance sheets.
Rent expense incurred under operating leases for the years ended December 31, 2008, 2007 and 2006 was $13.8 million, $11.3 million and $7.3million, respectively.
Lease incentive obligations pertain to incentives related to leasehold improvements provided by the Company’s lessors in its operating leases. Lease incentive obligations amounted to $1.0 million and $1.2 million as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the current portion of lease incentive obligations amounting to $0.4 million is included in “Trade and Other Payables” and the noncurrent portion amounting to $0.6 million is included in “Other Noncurrent Liabilities.”

Following is the schedule of future minimum lease payments for outstanding operating lease agreements as of December 31, 2008:

Year	Amount

Not later than one year	$12,523
Later than one year but not later than five years	29,649
Later than five years	10,860

$53,032

There are no seasonal aspects that had a material effect on the Company’s financial condition or results of operations.

There are no unusual items, other than the transactions disclosed herein, affecting assets, liabilities, equity, net income, or cash flows.

There are no issuances, repurchases, and repayments of debt and equity securities, other than the transactions disclosed herein.

The Company has not declared any dividends during the year.

The Company’s call center operations are considered as one business segment.

There are no other material contingencies and any other events or transactions that are material to an understanding of the current period.

There are no known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the Company’s revenues or continuing operations.
KEY PERFORMANCE INDICATORS

For the year ended December 31, 2008, the Company’s service revenue grew 15% over the year ended December 31, 2007. Service revenue for the year ended December 31, 2007 grew 33% over the year ended December 31, 2006. Gross income, as a percentage of service income, was 23.9%, 28.6% and 30.4% for the years ended December 31, 2008, 2007 and 2006, respectively.

Trade receivables are recognized and carried at original invoice amount, less an allowance for any uncollectible amounts. The Company regularly monitors the age of its receivables, and a provision for doubtful accounts is made when collection of the full amount is no longer probable.
Item 7. Financial Statements
See attached.
Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
There were no changes in and disagreements with accountants on accounting and financial disclosure.

PART III — CONTROL AND COMPENSATION INFORMATION
Item 9. Directors and Executive Officers
(1)	Directors and Executive Officers
The directors and executive officers of the Company and a brief background on each are discussed below.

Alfredo I. Ayala, Chairman of the Board of Directors since February 10, 2009, Director since February 21, 2000, 47 years old, Filipino.

Mr. Ayala also served as the Company’s chairman of the board from February 21, 2000 until March 11, 2001 and from February 20, 2004 until December 13, 2007. From February 2004 to March 2006, Mr. Ayala also served as the Company’s chief executive officer. Since June 2006, Mr. Ayala has served as chief executive officer of LiveIt Solutions, Inc., a subsidiary of Ayala Corporation, which invests in the business process outsourcing sector. Since May 2006, Mr. Ayala has served as a managing director of Ayala Corporation, a holding company with investments in real estate, financial services, automotive, telecommunications, electronics and information technology, water infrastructure development and management, and international operations. From 1998 to 2004, Mr. Ayala served as chairman of SPI Technologies, Inc., a business process outsourcing firm in Asia. From 2006 to the present, he has served as chairman of the Business Processing Association of the Philippines. Mr. Ayala holds a B.A. in development studies and economics from Brown University and a M.B.A. from the Harvard Business School.

John R. Harris, President and CEO since April 28, 2006, 60 years old, American.

Mr. Harris has served as president and chief executive officer of eTelecare Global Solutions, Inc. since 2006. Previously, Mr. Harris served as chief executive officer of Seven Worlwide Inc., a business process outsourcing company from November 2003 to January 2004. From 2002 to 2003, Mr. Harris served as chief executive officer of Delinea Corporation, a business process outsourcing company. From 2000 to 2002, Mr. Harris served as chief executive officer of Exolink Corporation, a technology company. From 1973 to 1999, Mr. Harris held a variety of positions, including group vice president and corporate officer of Electronic Data Systems Corporation, or EDS, a provider of IT and BPO services. Mr. Harris holds a B.B.A. and a M.B.A. from West Georgia University.

Mr. Richard N. Hamlin, Director since March 10, 2007, 61 years old, American.

Since August 2003, Mr. Hamlin has served as private consultant and investor. From July 2002 to September 2003, he served as the chief financial officer of CommerceQuest, Inc., a business process management software company. From January 2000 to June 2000, Mr. Hamlin served as a partner of KPMG Consulting. Mr. Hamlin served as an audit partner of KPMG from 1979 until January 2000, including service on KPMG’s board of directors from 1994 to 1998. Mr. Hamlin currently serves on the board of directors of Hackett Group, Inc., a business and technology consulting firm. Mr. Hamlin holds a B.S. degree in accounting from Florida State University.

Mr. Jaime G. del Rosario, Director since October 12, 2007, 54 years old, Filipino.

From 1994 to his retirement in September 2002, Mr. del Rosario served as the president and managing director of the Philippine operations of Accenture Ltd., formerly known as Andersen Consulting. Mr. del Rosario has an undergraduate degree in industrial engineering from the University of the Philippines and a Master’s Degree in computer science from the Asian Institute of Technology in Bangkok, Thailand.

Ms. Julie Richardson, Director since December 22, 2008, 45 years old, American.

Ms. Richardson has been Managing Director of Providence Equity LLC (“Providence Equity”), since 2003 and leads its New York office. Ms. Richardson is currently a director of Open Solutions Inc., SunGard Data Systems Inc. and US Investigations Services, Inc. Prior to joining Providence Equity in 2003, Ms. Richardson served as Vice Chairman of JP Morgan’s investment banking division and Chairman of its Telecom, Media and Technology group. Prior to joining JP Morgan in 1998, Ms. Richardson was a Managing Director at Merrill Lynch, where she worked for more than 11 years. She received a Bachelor of Business Administration from the University of Wisconsin-Madison, and spent a year studying finance at the Stanford Graduate School of Business. Ms. Richardson has served as Chairman of the Dean’s Advisory Board of the University of Wisconsin-Madison and is a member of the executive committee of the Board of Directors of Make-A-Wish Foundation of Metro New York. The business address of Ms. Richardson is Lever House 390 Park Avenue, 4th Floor, New York, NY 10022.

Mr. R. Davis Noell, Director since December 22, 2008, 30 years old, American.

Mr. Noell joined Providence in 2003 and has been a Vice President of Providence Equity since January 2008. He is currently based in Providence’s New York office. Prior to joining Providence in 2003, Mr. Noell had been an Analyst in Deutsche Bank AG’s Media Investment Banking group. Mr. Noell received a Bachelor of Arts with honors from the University of North Carolina at Chapel Hill. The business address of Mr. Noell is Lever House 390 Park Avenue, 4th Floor, New York, NY 10022.

Ms. Ginaflor C. Oris, Director since December 22, 2008, 41 years old, Filipino.

Ms. Oris has been the Chief Financial Officer of Ayala Corporation’s AC Capital Division since January 2007. She has concurrently been the Chief Financial Officer and Treasurer of Azalea Technology Investments, Inc. and LiveIt Solutions, Inc., and the Chief Financial Officer of LiveIt Investments Limited. Ms. Oris joined Ayala Corporation in July 1994 as a trainee under the Bank of the Philippine Islands’ Bank Officer Development Program. She holds a B.S. Mathematics major in Computer Science from the Ateneo de Manila University and a Master in Business Management from the Asian Institute of Management. Ms. Oris is a Chartered Financial Analyst. The business address of Ms. Oris is Ayala Corporation, 32/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226.

Gemma M. Santos, Corporate Secretary since the date of incorporation, February 21, 2000, 46 years old, Filipino.

Atty. Santos is senior partner in Picazo Buyco Tan Fider & Santos Law Offices. She is also the corporate secretary of listed companies ATR KimEng Financial Corporation and Vista Land & Lifescapes, Inc. and several other corporations, and Assistant Corporate Secretary of Metro Pacific Investments Corporation. Atty. Santos has been a practicing corporate lawyer since 1986. She graduated from the University of the Philippines with the Degrees of Bachelor of Arts and Bachelor of Laws.

J. Michael Dodson, Chief Financial Officer since December 8, 2005 until January 2, 2009, 48 years old, American.

From May 2003 to November 2005, Mr. Dodson served as senior vice-president of administration and chief financial officer of Electro Scientific Industries, Inc., a supplier of innovative production laser systems for microengineering applications. From July 1999 to December 2002, Mr. Dodson served as chief financial officer of SpeedFam-IPEC, Inc., a developer of precision cleaning equipment and machines. Mr. Dodson holds a B.B.A. in accounting and information systems analysis and design from the University of Wisconsin-Madison.

Messrs. del Rosario and Hamlin are independent directors.

The Company’s directors are elected annually to serve until the next annual meeting of stockholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. With limited exceptions, its board of directors is required to have a majority of independent directors at all times. Vacancies on the board can be filled by resolution of the board of directors if the remaining directors still constitute a quorum.
(2)	Significant Employees
Other executive officers who are expected by the Company to make a significant contribution to its business follow:

Dave Palmer has served as the Company’s senior vice president, global operations beginning in August 2007. Mr. Palmer also served as the Company’s Vice President, U.S. Operations during 2007. From August 1994 to December 2006, Mr. Palmer served in various operational positions with America Online Inc., including, most recently, Senior Vice President-International Operations and Global Outsourcing.

Glenn Dispenziere has served as senior vice president of sales and marketing since December 2005. From 2003 to 2005, Mr. Dispenziere served as vice president of strategic sales and business development at Witness Systems, Inc., a call center/CRM software provider. From 1997 to 2003, Mr. Dispenziere served as a partner at Accenture, a consulting company, where he specialized in CRM and call centers. Mr. Dispenziere holds a B.S. in mechanical engineering from Lehigh University and a M.B.A. in marketing and finance from the College of William & Mary.
(3)	Family Relationships
There are no family relationships up to the fourth civil degree either by consanguinity or affinity among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.
(4)	Involvement in Legal Proceedings
The Company is not aware of any legal proceedings of the nature required to be disclosed under Part IV, paragraph (A)(4) of Annex C that occurred during the past five years that are material to an evaluation of the ability or integrity of any director, any nominee for election as director, executive officer, underwriter or control person of the Company.

Item 10. Executive Compensation
(1)	Compensation of CEO and Four Most Highly-Compensated Executive Officers

(a)	(b)	(c)	(d)	(e)
Other
Annual
Name and Principal Position	Year	Salary	Bonus	Compensation
JOHN R. HARRIS CEO & President

J. MICHAEL DODSON Chief Financial Officer

GLENN J. DISPENZIERE Sr. VP, Sales and Marketing

DAVID F. PALMER II Chief Operating Officer

GEORGE HINES SVP and Chief Information Officer

Grand Total — Five Key Executive Officers	2009E 2008 2007	$1.5 million 1.4 million 1.2 million	$(a) 0.4 million 0.5 million	$(a) 3.5 million 1.6 million

All Other Officers and Directors as a Group Unnamed	2009E 2008 2007	$1.8 million 1.9 million 1.4 million	$(a) 0.5 million 0.7 million	$(a) 4.3 million 1.7 million

(a)	The Company’s Compensation Committee is currently evaluating options on Bonus and Long Term Equity Incentive Program for its key officers and executives following the December 2008 acquisition of the Company.

Compensation Discussion and Analysis
Company Philosophy on Compensation
The goal of the Company’s executive compensation program is to create long-term value for its shareholders. It designs its compensation program for its executive officers to serve the following purposes:
•	to reward them for short and long term financial and operating performance and leadership excellence;

•	to align their interests with those of the Company’s shareholders; and

•	to encourage them to remain with the Company for the long-term.
Each of the Company’s compensation program elements fulfills one or more of the performance, alignment and retention objectives.
The Company seeks to attract, retain and motivate executives by offering total compensation that is competitive within the market in which it competes for executive and managerial talent. It believes this market is broader than the business process outsourcing market related to voice and non-voice based customer care services. Therefore, it reviews the compensation practices, programs and levels of its direct competitors as well as those of other business-to-business service and product providers that it believes appropriately represent the broader talent pool from which it competes for talent.
Establishing Compensation Opportunities
The Company’s Compensation Committee is responsible for determining its executive compensation programs. To that end, its Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of its executive officers and works with management and an independent consultant, retained by the Compensation Committee, to establish its executive compensation programs.
In May 2007, the Compensation Committee retained Lyons. Benenson & Company, Inc., an independent compensation consulting firm, to assist in formalizing its compensation philosophy and developing the structure and elements of its executive compensation programs to be consistent with its comparable company peer group. This compensation consulting firm helps it to identify and maintain a selected group of peer companies which it refers to when establishing executive compensation programs. In 2007, it determined the companies that would be included in its peer group in determining its 2008 compensation elements and amount are: Accenture Ltd., APAC Customer Services, Inc., Business Objects SA, Clayton Holdings, Inc., Electronic Data Systems, First Consulting Group, Fiserv, Inc., Huron Consulting Group, Inc., ICT Group, Inc., inventive Health, Inc., Jack Henry & Associates, Inc., JDA Software, Inc., LECG Corporation, Pegasystems Inc., PeopleSupport, Inc., Portfolio Recovery Associates, Inc., Sapient Corporation, Sykes Enterprises, Inc., and TeleTech Holdings, Inc. It intends to review this peer group annually with its consulting firm to determine its appropriateness.
The Company uses market comparisons as one factor in making compensation decisions. Other factors considered in making individual executive compensation decisions include individual contribution and performance, reporting structure, the balance of compensation levels of its other officers in similar and more senior positions, leadership and growth potential, as well as the complexity, difficulty, scope and impact of role and responsibilities. In making decisions on the type and amount of compensation for each executive officer, it focuses on both current pay and the opportunity for future compensation. It is strongly committed to the principles inherent in the concept of paying for performance. Its annual incentive program provides for higher than average compensation for performance that exceeds expectations.

Compensation Components
The Company’s executive compensation program consists of base salary, annual bonus, long-term equity incentive compensation and other benefits. These compensation components are described in more detail below.
Base Salary
The purpose of base salary is to provide a fixed element of compensation that reflects job responsibilities, value to the company and individual performance within the context of market competitiveness.
Salaries for each of the Company’s named executive officers are determined by the Compensation Committee based on a variety of factors, including the:
•	nature and responsibility of the position and, to the extent available, salaries paid to persons in comparable positions at comparable companies;

•	expertise of the individual executive;

•	competitiveness of the market for the executive’s services; and

•	recommendation of the Chief Executive Officer, except in the case of his own compensation.
Salaries are reviewed annually, but are not automatically increased. This approach is consistent with the Company’s intent of offering total compensation opportunities that are driven by the achievement of performance objectives.
Incentive Bonus Plan
The Company’s compensation program provides for annual bonuses that are linked to performance. The objective of the program is to compensate individuals based on the achievement of specific goals that are intended to correlate closely with the growth of shareholder value.
The incentive bonuses of the Company’s executive officers are based on a mix of overall company financial performance and individual objectives. At the outset of the fiscal year, its Compensation Committee sets overall company financial performance measures and goals for the year and the target bonus levels for each individual. After the end of the fiscal year, the Compensation Committee measures the actual individual and company-wide performance relative to the predetermined goals to determine the appropriate adjustment to the bonus and takes into account other performance considerations related to unforeseen events during the year.
Long-Term Equity Incentive Program
Historically, the Company had relied primarily on stock options to provide long-term incentive compensation. The Compensation Committee is currently evaluating available options following the December 2008 acquisition of the Company.

(2)	Compensation of Directors
As a standard arrangement with the Company’s Board of Directors, an allowance, as may be fixed by the Board, is given to each of the Directors during each Regular Board Meeting of the Company, provided that the said Director participates in the said meeting. Additionally, the By-laws of the Company provides that an amount which shall not exceed 1% of the net profit after tax of the Company, may by resolution of the Board, be allocated and distributed among the Company’s Board of Directors in such manner as the Board may deem proper, and stock options for such number of shares of stock of the Company as shall not exceed 1% of the resulting outstanding capital stock of the Company may be awarded to the Directors, in such manner and under such terms as the Board shall determine.
Item 11. Security Ownership of Certain Beneficial Owners and Management
(1)	Based on the report of the stock transfer agent of the Company, the security ownership of record and beneficial owners of more than 5% of Company’s securities as of December 31, 2008 are as follows:

	Name, Address of	Name of Beneficial		Number
	Record Owner	Owner and		of
Title of	and Relationship	Relationship with		Shares
Class	with Issuer	Record Owner	Citizenship	Held	Percent
• EGS Acquisition
Corporation

33/F Tower One,
Ayala Triangle,
	Ayala Avenue	EGS Acquisition
Common	Makati City	Corporation	Filipino	29,285,646	98.7171%

10%+ shareholder
• PCD Nominee
Corporation *

37/F Enterprise
Building
Ayala Avenue,
Makati City

10%+ shareholder

*	PCD Nominee Corporation is the registered owner of shares beneficially owned, or held for the account of clients who are beneficial owners, by the participants in the Philippine Depository and Trust Corporation, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines.

Security ownership of management as of December 31, 2008

Title of	Name of	Amount and Nature of
Class	Beneficial Owner	Beneficial Ownership		Citizenship	Percent
Common	Alfredo I. Ayala Chairman	2	Held as nominee	Filipino	0.000%
Common	John R. Harris President and CEO	1	Held as nominee	American	0.000%
Common	Ginaflor C. Oris Director	1	Held as nominee	Filipino	0.000%
Common	R. Davis Noell Director	2	Held as nominee	American	0.000%
Common	Julie Richardson Director	1	Held as nominee	American	0.000%
Common	Richard N. Hamlin Director	1	Held as nominee	American	0.000%
Common	Jaime G. del Rosario Director	2	Held as nominee	Filipino	0.000%
—	Gemma M. Santos Corporate Secretary	Nil	NA	Filipino
Change-in-Control Arrangements
The following summarizes the Company’s change-in-control arrangements with its named executive officers. The Compensation Committee may in its discretion revise, amend or add to these benefits if it deems advisable:
John Harris
Subject to the terms and conditions of the change-in-control arrangements, if at any time within twenty four months after the change in control of the Company, Mr. Harris terminates his employment due to a reduction, without his consent, of his current title, authority, duties, position or responsibilities; a reduction, without his consent of his current base salary or maximum potential bonus; or the relocation, without his consent, of his current principal place of employment to a location more than 30 miles (Good Reason) or the Company terminates Mr. Harris’ employment for any reason other than for Cause or as a result of death or permanent disability, and he signs and does not revoke a standard release of claims with the Company, then Mr. Harris is entitled to the following severance benefits:
•	Severance Payments. Mr. Harris will be paid severance in a single lump sum an amount in cash equal to two times the higher of (a) his annual base salary prior to termination or (b) his annual base salary prior to the change in control of the Company.

•	Accelerated Vesting. One hundred percent of the unvested shares subject to all of Mr. Harris’ outstanding rights to purchase or receive shares of the Company’s common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest as of the date of termination and will remain exercisable for a period of twelve months after the date of termination.

•	Continued Health Benefits. For twenty four months after the date of termination, Mr. Harris and his dependents will receive life, medical, long-term disability and dental insurance benefits from the Company.

The Company believes that structuring Mr. Harris’ severance benefits in this fashion encourages his retention, rewards him for his individual contribution, loyalty, teamwork and integrity, and motivates him to achieve returns for its stockholders.
J. Michael Dodson
Mr. Dodson’s change-in-control agreement provides for the same severance and change-in-control agreements as John Harris. His change-in-control agreement was triggered on January 2, 2009.
David Palmer
Mr. Palmer’s change-in-control agreement provides for the same severance and change-in-control agreements as John Harris.
Glenn Dispenziere
If at any time within twelve months after a change in control of the Company, Mr. Dispenziere is terminated for Good Reason or the Company terminates Mr. Dispenziere for any reason other than for Cause as a result of death or permanent disability, and Mr. Dispenziere signs and does not revoke a standard release of claims with the Company, then he is entitled to the following severance benefits:
•	Severance Payments. Mr. Dispenziere will be paid severance in a single lump sum an amount in cash equal to one times the higher of (a) his annual base salary prior to termination or (b) his annual base salary prior to the change in control of the Company.

•	Accelerated Vesting. One hundred percent of the unvested shares subject to all his outstanding rights to purchase or receive shares of the Company’s common stock (including, without limitation, through awards of stock options, restricted stock units or similar awards) will immediately vest as of the date of termination and will remain exercisable for a period of twelve months after the date of termination.

•	Continued Health Benefits. For twelve months after his date of termination, Mr. Dispenziere and his dependents will receive life, medical, long-term disability and dental insurance benefits from the Company.
A change in control occurred on December 12, 2008 when the Company was acquired by EGS Acquisition Corporation.
Item 12. Certain Relationships and Related Transactions
There are no transactions or proposed transactions with any director/executive director, any nominee for election as director, any security holder of certain record, beneficial owner or Management during the last two years to which the Company was or is to be a party.

PART IV — CORPORATE GOVERNANCE
Item 13. Corporate Governance
The Company’s Manual on Corporate Governance was approved by the Board of Directors on August 25, 2004. An amended Manual on Corporate Governance was approved by the Board of Directors last February 19, 2007 and submitted to the Philippine Securities and Exchange Commission (Philippine SEC) on February 23, 2007. The Company, through its Compliance Officer is monitoring the Company’s compliance with SEC Memorandum Circular No. 2 dated April 5, 2002 and the relevant SEC Circulars on Corporate Governance, and has noted that no substantive or major deviations have occurred. The Company’s directors and officers have either attended or are making arrangements for their attendance at appropriate seminars on corporate governance. The Company is committed to fostering good corporate governance practices including a clear understanding by directors of the Company’s strategic objectives, structures to ensure that the objectives are being met, systems to ensure the effective management of risks, and the mechanisms to ensure that the Company’s obligations are identified and discharged in all aspects of its business. Each January, it certifies to the Philippine SEC and PSE that the Company has fulfilled its corporate governance obligations, with the most recent certification being filed on the 29th of January 2008. The Company continues to evaluate and review its Corporate Governance Manual to ensure that the leading practices on good corporate governance are being adopted.

PART V — EXHIBITS AND SCHEDULES
Item 14. Exhibits and Reports on SEC Form 17 — C

(1) Exhibit “A” —	Audited Consolidated Financial Statements December 31, 2008 and 2007 and Years Ended December 31, 2008, 2007 and 2006
(2) Reports on SEC Form 17 — C (during the last six months)

Date	Description
August 13, 2008	Agreements with Almori BPO Services, Inc.
August 14, 2008	Q2 2008 Earnings Press Release
August 20, 2008	eTelecare Names Randall Harris to Head Latin American Operations
August 26, 2008	Annual Stockholders’ Meeting
August 27, 2008	Board of Directors’ Meeting
September 17, 2008	Form 8-K
September 17, 2008	eTelecare Launched Home-Agent Service Delivery
September 22, 2008	eTelecare Announces Definitive Agreement to be Acquired by Ayala Corp. and Providence Equity Partners
September 24, 2008	Form 8-K and Response to letter to requesting for more info on Ayala & Providence Definitive Agreement
October 2, 2008	Form 14-D
November 6, 2008	Press Release on New eTelecare client — Digital Entertainment Retailer
November 6, 2008	Q3 2008 Earnings Press Release
November 10, 2008	Form 14D-9
November 13, 2008	eTelecare Announces Definitive Agreement with Major Global Software Provider
November 26, 2008	Form 14-D9-A (amendment)
December 10, 2008	Form 14-D9 and Form 13-E3
December 13, 2008	Tender Offer completion
December 22, 2008	Election of New Directors
December 23, 2008	ADS intention to delist

SIGNATURES
Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, this report is signed on behalf of the issuer by the undersigned, thereunto duly authorized, in the City of Makati on March 16, 2009.

By:	/s/ Alfredo I. Ayala
ALFREDO I. AYALA
Chairman

	/s/ Matthew T. Gibbs II	/s/ Gemma M. Santos
	MATTHEW T. GIBBS II	GEMMA M. SANTOS
	Chief Financial Officer	Corporate Secretary
SUBSCRIBED AND SWORN to before me this ___ day of March 2009 affiants exhibiting to me their Community Tax Certificates or Passports, as follows:

NAMES	CTC/PASSPORT NO.	DATE OF ISSUE	PLACE OF ISSUE

Alfredo I. Ayala	UU0604875	February 1, 2007	Philippines
Matthew T. Gibbs II	209110584	September 15, 2003	U.S.A.
Gemma M. Santos	XX2953491	February 06, 2009	Philippines

Notary Public

Doc. No.
Book No.
Page No.
Series of 2009

STATEMENT OF MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL STATEMENTS
The management of eTelecare Global Solutions, Inc. and Subsidiaries (collectively referred to as “the Company”) is responsible for all information and representations contained in the consolidated balance sheets as of December 31, 2008 and 2007 and consolidated statements of income, changes in equity and cash flows for the years ended December 31, 2008, 2007 and 2006. The consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.
In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company’s audit committee and to its external auditor: (1) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.
The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.
Sycip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.
ALFREDO I. AYALA
Chairman of the Board
JOHN R. HARRIS
Chief Executive Officer and President
MATTHEW GIBBS II
Chief Financial Officer

SUBSCRIBED AND SWORN to before me this ___ day of March 2009 affiants exhibiting to me their Community Tax Certificates or Passports, as follows:

NAMES	PASSPORT NO	DATE OF ISSUE	PLACE OF ISSUE

Alfredo I. Ayala	UU0604875	February 1, 2007	Philippines
John R. Harris	017704127	March 3, 2006	U.S.A
Matthew T. Gibbs II	209110584	September 15, 2003	U.S.A.

Notary Public

Doc. No.
Book No.
Page No.
Series of 2009

Exhibit A

eTelecare Global Solutions, Inc. and Subsidiaries

Consolidated Financial Statements
December 31, 2008 and 2007
and Years Ended December 31, 2008, 2007 and 2006

and

Independent Auditors’ Report

SyCip Gorres Velayo & Co.

COVER SHEET

A200002674
SEC Registration Number
eTELECARE GLOBAL SOLUTIONS, INC.
AND SUBSIDIARIES
(Company’s Full Name)
31st Floor, CyberOne Building,
Eastwood Cyberpark, Libis, Quezon City
(Business Address: No. Street City/Town/Province)

Angelita Sangalang	916-5670
(Contact Person)	(Company Telephone Number)

1	2	3	1	A	A	C	F	S
Month		Day		(Form Type)					Month	Day
(Fiscal Year)									(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU

Document ID	Cashier

STAMPS	Remarks: Please use BLACK ink for scanning purposes.

SyCip Gorres Velayo & Co. 6760 Ayala Avenue 1226 Makati City Philippines

Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1
INDEPENDENT AUDITORS’ REPORT
ON SUPPLEMENTARY SCHEDULES
The Stockholders and the Board of Directors
eTelecare Global Solutions, Inc.
31st Floor, CyberOne Building
Eastwood Cyberpark
Libis, Quezon City
We have audited in accordance with Philippine Standards on Auditing, the consolidated financial statements of eTelecare Global Solutions, Inc. and Subsidiaries included in this Form 17-A and have issued our report thereon dated March 16, 2009. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Financial Statements and Supplementary Schedules are the responsibility of the Company’s management. These schedules are presented for purposes of complying with Securities Regulation Code Rule 68 and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respect the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.
SYCIP GORRES VELAYO & CO.
Bennette A. Daplas-Bachoco
Partner
CPA Certificate No. 86740
SEC Accreditation No. 0112-AR-1
Tax Identification No. 129-433-970
PTR No. 1566405, January 5, 2009, Makati City
March 16, 2009

INDEPENDENT AUDITORS’ REPORT
The Stockholders and the Board of Directors
eTelecare Global Solutions, Inc.
We have audited the accompanying financial statements of eTelecare Global Solutions, Inc. and Subsidiaries, which comprise the consolidated balance sheets as at December 31, 2008 and 2007, and the consolidated statements of income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of eTelecare Global Solutions, Inc. and Subsidiaries as of December 31, 2008 and 2007, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Philippine Financial Reporting Standards.
SYCIP GORRES VELAYO & CO.
Bennette A. Daplas-Bachoco
Partner
CPA Certificate No. 86740
SEC Accreditation No. 0112-AR-1
Tax Identification No. 129-433-970
PTR No. 1566405, January 5, 2009, Makati City
March 16, 2009

SyCip Gorres Velayo & Co. 6760 Ayala Avenue 1226 Makati City Philippines Phone: (632) 891 0307 Fax: (632) 819 0872 www.sgv.com.ph BOA/PRC Reg. No. 0001 SEC Accreditation No. 0012-FR-1
INDEPENDENT AUDITORS’ REPORT
The Stockholders and the Board of Directors
eTelecare Global Solutions, Inc.
31st Floor, CyberOne Building
Eastwood Cyberpark
Libis, Quezon City
FYI: Printout of FS Opinion for BIR/SEC will be provided on finalization.
A member firm of Ernst & Young Global Limited

eTELECARE GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands of US Dollars)

	December 31

	2008	2007

ASSETS

Current Assets
Cash (Notes 10 and 22)	$34,278	$35,129
Trade and other receivables — net (Notes 5, 10 and 22)	55,283	47,043
Fair value of derivative financial instruments (Notes 14 and 22)	1,487	3,529
Prepaid expenses and other current assets (Note 6 and 22)	3,053	3,916

Total Current Assets	94,101	89,617

Noncurrent Assets
Property and equipment — net (Notes 7, 10, 11 and 12)	58,213	55,596
Goodwill — net (Notes 4 and 8)	14,425	14,425
Other intangible assets — net (Notes 4 and 8)	184	1,209
Deferred tax assets — net (Note 19)	2,830	1,755
Refundable deposits and other noncurrent assets (Note 22)	4,709	3,546

Total Noncurrent Assets	80,361	76,531

	$174,462	$166,148

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables (Notes 9, 11 and 22)	$29,819	$26,718
Taxes payable (Note 19)	521	130
Fair value of derivative financial instruments (Notes 14 and 22)	976	—
Obligations under finance lease (Notes 11 and 22)	—	145

Total Current Liabilities	31,316	26,993

Noncurrent Liabilities
Provision for asset retirement obligations (Note 12)	1,943	2,019
Deferred tax liabilities — net (Note 19)	—	1,104
Other noncurrent liabilities (Notes 11, 13 and 16)	5,308	3,089

Total Noncurrent Liabilities	7,251	6,212

Equity Attributable to Equity Holders of the Parent
Capital stock (Note 15 and 16)	1,157	1,129
Additional paid-in capital (Note 15 and 16)	113,348	99,902
Retained earnings	21,369	29,911
Net unrealized gains reserve (Note 14)	(574)	2,050
Common shares held by a subsidiary	—	(49)

	135,300	132,943

Minority Interest (Note 1)	595	—

Total Equity	135,895	132,943

	$174,462	$166,148

See accompanying Notes to Consolidated Financial Statements.

eTELECARE GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands of US Dollars Except Per Share Amounts)

	Years Ended December 31

	2008	2007	2006

SERVICE REVENUE (Note 21)	$299,271	$259,942	$195,118

COST OF SERVICES - Exclusive of depreciation shown separately below (Notes 11, 16, 17 and 18)	227,739	185,715	135,709

GROSS INCOME	71,532	74,227	59,409

SELLING AND ADMINISTRATIVE EXPENSES
(Notes 11, 12, 16, 17 and 18)	(58,220)	(36,230)	(30,008)

DEPRECIATION AND AMORTIZATION
(Notes 7, 8 and 17)	(22,734)	(15,381)	(10,181)

INTEREST AND FINANCING CHARGES - Including debt issue cost amortization of $210 in 2008, $252 in 2007 and $268 in 2006	(428)	(2,242)	(5,517)

FOREIGN EXCHANGE GAINS(LOSSES) - Net	1,351	(843)	(683)

INTEREST INCOME	1,161	1,195	8

OTHER INCOME	80	423	36

OTHER EXPENSE	(147)	(235)	(197)

INCOME (LOSS) BEFORE INCOME TAX	(7,405)	20,914	12,867

PROVISION FOR (BENEFIT FROM) INCOME TAXES (Note 19)
Current	2,803	838	95
Deferred	(1,345)	(2,630)	1,022

	1,458	(1,792)	1,117

NET INCOME (LOSS)	($8,863)	$22,706	$11,750

Attributable To
Equity holders of the parent	($8,542)	$22,706	$11,750
Minority interest (Note 1)	(321)	—	—

	($8,863)	$22,706	$11,750

Earnings (Loss) Per Share (Note 20)
Basic	($0.30)	$0.84	$0.54
Diluted	(0.29)	0.77	0.48

See accompanying Notes to Consolidated Financial Statements.

eTELECARE GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands of US Dollars Except Per Share and Number of Shares)

	Equity Attributable to Equity Holders of the Parent
			Additional		Net
			Paid In		Unrealized	Common
	Capital Stock — P2 par		Capital		Gains	Shares
	value (Notes 15 and 16)		(Notes 15	Retained	Reserve	Held by a		Minority
	Shares	Amount	and 16)	Earnings	(Note 14)	Subsidiary	Total	Interest	Total

Balances, January 1, 2006	21,749,346	$832	$17,112	($4,545)	$—	($49)	$13,350	$—	$13,350
Net income	—	—	—	11,750	—	—	11,750	—	11,750
Exercise of stock warrants	433,687	17	946	—	—	—	963	—	963
Stock compensation costs	—	—	1,988	—	—	—	1,988	—	1,988
Exercise of stock options	—	—	102	—	—	—	102	—	102

Balances, December 31, 2006	22,183,033	849	20,148	7,205	—	(49)	28,153	—	28,153
Net income	—	—	—	22,706	—	—	22,706	—	22,706
Net unrealized gains on cash flow hedges	—	—	—	—	2,050	—	2,050	—	2,050

Total income for the year	—	—	—	22,706	2,050	—	24,756	—	24,756

Exercise of stock options	471,185	18	1,766	—	—	—	1,784	—	1,784
Proceeds from initial public offering (IPO) net of $9,915 offering costs	6,325,000	262	75,209	—	—	—	75,471	—	75,471
Tax benefit of stock option exercise	—	—	359	—	—	—	359	—	359
Stock compensation costs	—	—	2,420	—	—	—	2,420	—	2,420

Balances, December 31, 2007	28,979,218	1,129	99,902	29,911	2,050	(49)	132,943	—	132,943

Net income	—	—	—	(8,542)	—	—	(8,542)	(321)	(8,863)
Net unrealized loss on cash flow hedges	—	—	—	—	(2,624)	—	(2,624)	—	(2,624)

Total income for the year	—	—	—	(8,542)	(2,624)	—	(11,166)	(321)	(11,487)

Exercise of stock options	687,021	28	1,730	—	—	—	1,758	—	1,758
Redemption of common shares	—	—	—	—	—	49	49	—	49
Tax benefit of exercise of Stock Option	—	—	1,500	—	—	—	1,500	—	1,500
Stock compensation costs (Notes 3 and 17)	—	—	9,235	—	—	—	9,235	—	9,235
Dividend income	—	—	981	—	—	—	981	—	981

Minority interest arising from acquisition	—	—	—	—	—	—	—	916	916

Balances, December 31, 2008	29,666,239	$1,157	$113,348	$21,369	($574)	$—	$135,300	$595	$135,895

See accompanying Notes to Consolidated Financial Statements.

eTELECARE GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands of US Dollars)

	Years Ended December 31

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before income taxes	($7,405)	$20,914	$12,867
Adjustments for:
Depreciation and amortization (Notes 7, 8 and 17)	22,734	15,382	10,181
Interest and financing charges	428	2,242	5,517
Lease incentives accrual	—	—	(741)
Provisions for:
Stock compensation costs (Note 16 and 17)	9,235	2,420	1,988
Doubtful accounts (Notes 5 and 17)	22	194	518
Retirement costs (Note 16)	136	102	22
Loss on retirement of assets	108	752	198
Interest income	(919)	(1,195)	(8)

Operating income before working capital changes	24,339	40,811	30,542
Decrease (increase) in:
Trade and other receivables	(8,213)	(16,353)	(9,284)
Prepaid expenses and other current assets	863	(2,270)	(777)
Increase (decrease) in:
Trade and other payables (Notes 9 and 24)	1,835	1,690	8,223
Income tax payable	454	590	(1,107)
Other non current liabilities	1,567	(174)	—
Income taxes refunded (paid)	(1,366)	(1,168)	861

Net cash provided by operating activities	19,479	23,126	28,458

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Property and equipment (Notes 7 and 24)	(23,168)	(34,651)	(17,577)
Decrease in refundable deposits and other noncurrent assets	(1,163)	(848)	(382)
Payments for asset retirement obligation	—	—	(32)
Dividend received	981	—	—
Interest received	919	1,195	8
Cash paid on business acquired (Notes 1 and 4)	—	(1,959)	—

Net cash used in investing activities	(22,431)	(36,263)	(17,983)

(Forward)

	Years Ended December 31
	2008	2007	2006

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Revolving line of credit	$—	$157,342	$190,779
Initial public offering	—	79,414	—
Long-term debt	—	—	9,950
Stock option and warrant exercises	1,758	1,784	1,065
Payments for:
Revolving line of credit	—	(158,907)	(198,643)
Long-term debt	—	(28,500)	(3,700)
Interest and financing charges	(428)	(1,740)	(5,081)
Initial public offering costs	—	(756)	(3,187)
Obligations under finance lease	(145)	(606)	(1,479)
Debt issuance costs	—	(455)	(532)
Capital contribution from minority shareholder	916	—	—

Net cash provided by (used in) financing activities	2,101	47,576	(10,828)

NET INCREASE (DECREASE) IN CASH	(851)	34,439	(353)

CASH AT BEGINNING OF YEAR	35,129	690	1,043

CASH AT END OF YEAR	$34,278	$35,129	$690

See accompanying Notes to Consolidated Financial Statements.

eTELECARE GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Thousands of US Dollars, Except Number of Shares and Per Share Amounts)
(References to P pertain to Philippine Peso)
1.	Corporation Information

eTelecare Global Solutions, Inc., (“eTelecare” or “the Parent Company”), was incorporated in the Philippines and registered with the Philippine Securities and Exchange Commission (“the Philippine SEC”) on February 21, 2000. eTelecare is a provider of business process outsourcing services focusing on the complex, voice-based segment of customer care services. The consolidated financial statements include the accounts of the Parent Company and the following subsidiaries and entity (collectively referred to as “the Company”) that it controls and its respective principal activities:

		Percentage of
	Country of	Ownership
Name of Subsidiaries	Incorporation	Direct	Indirect	Principal Activities
eTelecare Global Solutions — US (eTelecare-US)	Delaware, U.S.A.	100	—	Marketing, selling and providing ancillary customer-related services for the Parent Company and eTelecare-AZ

eTelecare Global Solutions — AZ, (eTelecare-AZ) [a]	Arizona, U.S.A.	—	100	Inbound and outbound delivery centers providing customer care services

eTelecare Clark Services, Inc., (eTelecare-Clark) [b]	Philippines	100	—	Primarily non-voice customer care and technical delivery center serving email, chat and other non-voice needs of existing and potential clients

eTelecare Global Solutions — Singapore Pte. Ltd. (eTelecare-Singapore) [c]	Singapore	100	—	Investment holding company

eTelecare Global Solutions — UK, Limited (eTelecare-UK) [d]	United Kingdom	—	100	Delivery center focusing on voice-based customer care services. As of December 31, 2008, eTelecare-UK has not yet started its operations.

eTelecare Global Solutions Nicaragua, S.A. (eTelecare-Nicaragua) [e]	Nicaragua	—	70	Inbound and outbound delivery centers providing customer care services

[a]	Formerly Phase 2 Solutions, Inc (Phase 2), acquired by eTelecare-US on May 25, 2004

[b]	Acquired by eTelecare on September 28, 2007 (see Note 4)

[c]	Incorporated under the Companies Act, Chapter 50

[d]	Incorporated under the Companies Act 1985 as a private and limited company

[e]	Acquired by eTelecare-Singapore on August 13, 2008

The registered office address of the Parent Company is 31st Floor, CyberOne Building, Eastwood Cyberpark, Libis, Quezon City, Philippines. As of December 31, 2008, the Company has seven, six and one delivery call center in the Philippines, in the U.S.A., and in Nicaragua, respectively.

Acquisition of eTelecare-AZ

On March 31, 2004, eTelecare entered into a Stock Purchase Agreement with eTelecare-AZ (then Phase 2 Solutions, Inc.), a U.S.-based BPO company and its shareholders for the sale and purchase of all of the latter’s outstanding capital stock. The transaction was completed on May 25, 2004 wherein eTelecare acquired a 100% equity interest in eTelecare-AZ. The acquisition of eTelecare-AZ is in line with the strategic plan to increase the size and scale of the Company, broaden its service offering for clients with a multi-shore capability, expand its pool of potential clients and decrease its revenue concentration by acquiring a company with a different industry focus. It also wanted to acquire sales program skills and expand its pool of managers with experience in the United States outsourcing industry.

Acquisition of eTelecare-Clark

On September 28, 2007, eTelecare acquired all of the outstanding capital stock of AOL Member Services-Philippines, Inc. (“AOL Philippines”), a wholly owned Philippine subsidiary of America Online, Inc., U.S.A. (“AOL”), a division of Time Warner, Inc. AOL Philippines operates primarily non-voice customer care and technical support delivery center near Manila to serve the email, chat and other non-voice needs of existing and potential clients. Simultaneously with the closing of the acquisition, the Company and AOL entered into a new service agreement under which the Company provide customer support services to AOL.

On October 30, 2007, the Philippine SEC approved the change in the name of eTelecare-Clark from AOL Member Services-Philippines, Inc. to eTelecare-Clark Services, Inc.

Investments in eTelecare-Singapore and eTelecare-UK

On March 28, 2008, eTelecare-Singapore was incorporated as a holding company.

On April 2, 2008, eTelecare-UK was incorporated to provide business process outsourcing services focusing on voice-based segment of customer care services. As of December 31, 2008, eTelecare-UK has not yet started its operation.

Investment in eTelecare Nicaragua

On August 13, 2008, the Company entered into a share purchase agreement and shareholders agreement with Almori BPO Services, Inc., a Texas corporation for the purchase of a 70% interest in newly incorporated eTelecare-Nicaragua. eTelecare-Nicaragua will operate as a call center based in Nicaragua.

Initial Public Offering in Nasdaq Global Market and Philippine Stock Exchange

On March 28, 2007, the U.S. Securities and Exchange Commission (“U.S. SEC”) approved the Company’s registration statement for an initial public offering of 5,500,000 American Depositary Shares (“ADSs”). The Company’s ADSs were listed on the Nasdaq Global Market and began trading on March 28, 2007. Each ADS then represents the right to receive two of the Company’s common shares. After the stock split on September 3, 2007, each ADS now represents one common share (see Note 15).

On November 20, 2007, the Company has completed its registration under the provision of the Philippines Securities Regulation Code and listing by way of introduction on the first board of the Philippine Stock Exchange.

Acquisition of the Company by Providence Equity Partners, Inc. (“Providence”) and Ayala Corporation (“Ayala”)

On September 19, 2008, the Company entered into an Acquisition Agreement (the “Acquisition Agreement”) with EGS Acquisition Corporation (“EGS”), pursuant to which EGS agreed, subject to the terms and conditions of the Acquisition Agreement, to commence a tender offer to purchase all of the Company’s issued and outstanding common shares listed on the Philippine Stock Exchange and all of its issued and outstanding ADSs, traded on the Nasdaq Global Market. EGS is a Delaware limited liability company, jointly owned by affiliates of Providence Equity Partners Inc., a U. S. entity, and Ayala Corporation, a Philippine corporation. On December 12, 2008, the tender offer was completed. As of the expiration of the offer, approximately 18,898,255 Common Shares and approximately 10,387,391 ADSs were validly tendered in the offer, which together represent a total of approximately 98.7% of the outstanding common shares of the Company.

The accompanying consolidated financial statements of the Company were authorized for issuance by the Board of Directors (BOD) on March 16, 2009.

2.	Summary of Significant Accounting and Financial Reporting Policies

Basis of Preparation

The consolidated financial statements have been prepared under the historical cost basis except for derivative financial instruments that have been measured at fair values.

The consolidated financial statements are presented in US dollars, the Company’s functional and presentation currency. All values are rounded to the nearest thousands ($000), except when otherwise indicated.

Statement of Compliance

The consolidated financial statements of the Company have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and its subsidiaries (see Note 1). The financial statements of the subsidiaries are prepared for the same reporting year as the Parent Company, using consistent accounting policies. All intercompany balances and transactions, including intercompany income and expenses and unrealized gains and losses, are eliminated in consolidation. Subsidiaries are consolidated from the date at which control is transferred to the Parent Company and ceased to be consolidated from the date control is transferred out.

Changes in Accounting Policies and Disclosures

The accounting policies adopted are consistent with those of the previous financial year except for the adoption of the following Philippine Interpretations which became effective on January 1, 2008, and an amendment to an existing standard that became effective on July 1, 2008. Adoption of these changes in PFRS did not have any significant effect to the Company:
•	Philippine Interpretation IFRIC 11, PFRS 2 — Group and Treasury Share Transactions

•	Philippine Interpretation IFRIC 12, Service Concession Arrangements

•	Philippine Interpretation IFRIC 14, PAS 19, The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

•	Amendments to PAS 39, Financial Instruments: Recognition and Measurement and PFRS 7, Financial Instruments: Disclosures — Reclassification of Financial Assets
New Accounting Standards, Interpretations, and Amendments to Existing Standards Effective Subsequent to December 31, 2008

The following new and amended PFRS and Philippine Interpretations will be effective subsequent to December 31, 2008. Except as otherwise indicated, the Company does not expect these new and amended PFRS and Philippine Interpretations to have significant impact on its financial statements.

Effective in 2009
•	PFRS 1, First-time Adoption of Philippine Financial Reporting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

•	PFRS 2, Share-based Payment — Vesting Condition and Cancellations

•	PFRS 8, Operating Segments

•	Amendments to PAS 1, Presentation of Financial Statements

•	PAS 23, Borrowing Costs

•	Amendments to PAS 27, Consolidated and Separate Financial Statements — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

•	Amendment to PAS 32, Financial Instruments: Presentation and PAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation

•	Philippine Interpretation IFRIC 13, Customer Loyalty Programmes

•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation
The principal effects of these new PFRS are as follows:

Amendments to PAS 1, Presentation of Financial Statements

These amendments introduce a new statement of comprehensive income that combines all items of income and expenses recognized in the profit or loss together with ‘other comprehensive income’ (OCI). Entities may choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. These amendments also prescribe additional requirements in the presentation of the balance sheet and owner’s equity as well as additional disclosures to be included in the financial statements.

PFRS 8, Operating Segments

PFRS 8 will replace PAS 14, Segment Reporting, and adopts a full management approach to identifying, measuring and disclosing the results of an entity’s operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the consolidated balance sheet and consolidated statement of income and the Company will provide explanations and reconciliations of the differences. This standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. The Company is in the process of assessing the impact of this standard to the current manner of reporting segment information.

Improvements to PFRSs

In May 2008, the International Accounting Standards Board issued its first omnibus of amendments to certain standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard.
•	PFRS 5, Non-current Assets Held for Sale and Discontinued Operations

•	PAS 1, Presentation of Financial Statements

•	PAS 16, Property, Plant and Equipment

•	PAS 19, Employee Benefits

•	PAS 20, Accounting for Government Grants and Disclosures of Government Assistance

•	PAS 23, Borrowing Costs

•	PAS 28, Investment in Associates

•	PAS 29, Financial Reporting in Hyperinflationary Economies

•	PAS 31, Interest in Joint ventures

•	PAS 36, Impairment of Assets

•	PAS 38, Intangible Assets

•	PAS 39, Financial Instruments: Recognition and Measurement

•	PAS 40, Investment Properties
Effective in 2010

Revised PFRS 3, Business Combinations and PAS 27, Consolidated and Separate Financial Statements

The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as ‘minority interests’); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by revised PFRS 3 must be applied prospectively and will affect future acquisitions and transactions with non-controlling interests. Revised PAS 27 must be applied retrospectively subject to certain exceptions. The revised standards will supersede the existing PAS 3 and PAS 27, respectively, effective July 1, 2009.

Amendment to PAS 39, Financial Instruments: Recognition and Measurement — Eligible hedged items.

Amendment to PAS 39 will be effective on July 1, 2009, which addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

Effective in 2012
•	Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate
Segment

For purposes of financial reporting, the Company has only one reportable segment, the call center operations. The Company’s operations in the Philippines, in the United States and in Nicaragua are three separate business units, but given the commonality of the business operations, it comprises a single segment for financial reporting purposes.

Cash

Cash includes cash on hand and in banks. Cash is deposited or managed by major financial institutions and at times are in excess of United States Federal Deposit Insurance Corporation and Philippine Deposit Insurance Corporation insurance limits.

Financial Instruments

Financial instruments are recognized in the balance sheet when the Company becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized on the settlement date.

Financial instruments are recognized initially at fair value. Except for financial assets at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs.

Financial assets are categorized as either financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments and available-for-sale (AFS) financial assets. The Company’s financial assets are of the nature of financial assets at FVPL and loans and receivables. Financial liabilities are categorized as FVPL or other financial liabilities.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits. Financial instruments are offset when there is a legally enforceable right to offset and intention to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Company determines the category at initial recognition and re-evaluates such designation, where allowed and appropriate, at every reporting date.
a.	Receivables

Receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They are not entered into with the intention of immediate or short-term resale and are not classified as financial assets held for trading, designated as AFS investments or designated at FVPL. This accounting policy relates to the Company’s “Receivables” which arise primarily from service income and other types of receivables.

Receivables are included in current assets if maturity is within twelve months from the balance sheet date. Otherwise, these are classified as noncurrent assets.

b.	Other Financial Liabilities

Issued financial instruments or their components, which are not designated at FVPL are classified as other financial liabilities, where the substance of the contractual arrangement results in the Company having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue. After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in “Foreign exchange gains or losses” in the consolidated statement of income. This accounting policy applies primarily to the Company’s debt, accounts payable and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable).

c.	Derivative Financial Instruments and Hedging

The Company uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to profit or loss.

The fair value of forward currency contract is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For the purpose of hedge accounting, hedges are classified as:
•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or

•	cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment.

•	At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedge item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair Value Hedges. The change in the fair value of a hedging derivative is recognized in profit or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as a part of the carrying value of the hedged item and is also recognized in profit or loss.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the profit or loss over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest rate method is used, is amortized through profit or loss.

Amortization begins as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit or loss. The changes in the fair value of the hedging instrument are also recognized in profit or loss.

Cash Flow Hedges. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in profit or loss.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non- financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.
The Company’s derivative instruments are accounted for as cash flow hedge (see Note 14).

Day 1 Profit. Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Company recognizes the difference between the transaction price and fair value (a “Day 1” profit) in the statements of income unless it qualifies for recognition as some other type of asset. In cases where no observable data is used, the difference between the transaction price and model value is only recognized in the statements of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Company determines the appropriate method of recognizing the “Day 1” profit amount.

Embedded Derivatives

An embedded derivative is separated from the host financial or nonfinancial contract and accounted for as a derivative if all of the following conditions are met:
•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristic of the host contract;

•	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

•	the hybrid or combined instrument is not recognized at FVPL.
The Company assesses whether embedded derivatives are required to be bifurcated from host contracts when the Company first becomes party to the contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Derecognition of Financial Assets and Liabilities

Financial Assets. A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•	the rights to receive cash flows from the asset have expired;

•	the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a pass-through arrangement; or

•	the Company has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
Where the Company has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

Financial Liabilities. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. The initial cost of property and equipment comprises its construction costs and purchase price, including any applicable import duties, capitalized borrowing costs and other costs directly attributable to bringing the asset to its working condition and location for its intended use. Cost also includes the cost of replacing part of such property and equipment when the recognition criteria are met and the estimated present value cost of dismantling and removing the asset. Expenditures incurred after the property and equipment have been put into operation, such as repairs and maintenance, are normally charged to current operations in the year the costs are incurred. In situations when it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property and equipment.

Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	3 years or the term of the lease, whichever is shorter
Telecommunications and computer equipment	5 years
Furniture, fixtures and office equipment	5 years
Computer software	3 years
Network infrastructure	5 years
The useful lives, residual values and method of depreciation are reviewed at each financial year-end to ensure that the depreciation is consistent with the expected pattern of economic benefits from items of property and equipment.

Fully depreciated assets are retained in the accounts until they are no longer in use and no further depreciation are credited or charged to current operations.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is credited or charged to current operations.

Construction in progress represents structures under construction and is stated at cost. This includes cost of construction and other direct costs. Borrowing costs incurred in connection with the borrowing of funds during the construction of property and equipment are capitalized as part of its cost. Construction in progress is not depreciated until such time the relevant assets are completed and ready for its intended use.

Provision for Asset Retirement Obligations

The Company is required either expressly under various lease agreements or through customary business practices in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to its original condition at the end of the lease contract term. The Company recognizes the liability which is measured at the present value of the estimated costs of these obligations and capitalizes such costs as part of related item of property and equipment. The capitalized cost is depreciated on straight-line method over the contract periods. The amount of asset retirement obligation is accreted and such accretion is recognized as interest expense.

Business Combination

Business combination is accounted for using the purchase method of accounting. Under the purchase method, the acquirer purchases net assets and recognizes the assets acquired and liabilities and contingent liabilities assumed, including those not previously recognized by the acquiree. Goodwill is recognized as the excess of the acquisition cost over the acquirer’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities.

Goodwill and Other Intangible Assets

Goodwill is initially measured at cost which is defined as the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Company’s goodwill relates to the United States and Clark, Philippines business units and is evaluated for impairment during the last quarter of each fiscal year-end or when indicators of impairment are identified. In performing its annual assessment, management estimates the fair value of these business units.

Intangible assets arising from business combinations are initially recognized at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss.

Where an intangible asset has a finite life, it is amortized over its useful life using straight-line method. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption or future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on the intangible assets is recognized in the consolidated statement of income as part of depreciation and amortization.

Intangible assets with finite useful lives are reviewed whenever events or circumstances arise indicating that an impairment loss may exist. In evaluating impairment loss, when the asset’s carrying amount exceeds its recoverable amount (based on the discounted cash flow analysis), an impairment charge is recorded for the excess of the carrying amount over the recoverable amount of the asset.

Gain or loss arising from retirement, sale or write-off of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the consolidated statement of income.

Intangible assets created within the business are not capitalized and any expenditure incurred is recognized in the consolidated statement of income in the year in which the expenditure is incurred.

Cost of intangible assets pertains to appraised inherent value of separately identifiable intangible assets associated with the acquisition of eTelecare-AZ and eTelecare-Clark (see Notes 4 and 8).

Intangible assets are being amortized using the straight-line method over the following amortization period:

Customer relationships	1—4 years
Developed technology	5 years

Software Costs

Costs of acquisition of new software and its customization are capitalized and treated as intangible asset if these costs are not an integral part of the related hardware.

Software costs are amortized on a straight-line basis over three years.

Impairment of Assets

Financial Assets

Financial instruments are reviewed for impairment at each balance sheet date.

Assets Carried at Amortized Cost. For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced through the use of an allowance account. The amount of the loss is recognized in the consolidated statement of income. The financial assets, together with the associated allowance accounts, are written off when there is no realistic prospect of future recovery and all collateral has been realized.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as significant difficulties or bankruptcy of the debtor, age of receivables, and any legal issues) that the Company will not be able to collect all the amounts due under the original terms of the invoice.

For the purpose of collective assessment, the Company grouped its receivables based on the credit risk characteristics such as industry, customer type, past-due status and terms of the receivables. Impairment loss is then determined based on historical loss experience of the receivables grouped per credit risk profile.

Property and Equipment and Other Long-lived Assets. The carrying values of property and equipment and other long-lived assets, except goodwill, are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is reviewed on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. If any such indication exists and if the carrying value exceeds the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amounts. The recoverable amount of the asset is the greater of net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the consolidated statements of income.

Recovery of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The recovery is recognized in the consolidated statement of income. However, the increased carrying amount of an asset due to a recovery of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognized for that asset in prior years.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Where the recoverable amount of the cash-generating unit is less than the carrying amount of the cash-generating unit to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase due to the passage of time is recognized as interest expense.

When the Company expects a provision to be reimbursed, such as under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Debt Issuance Costs

Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized using the effective interest rate method over the terms of the instruments. Unamortized debt issuance costs are presented as deduction from the related liability allocated correspondingly to the current and noncurrent portion and charged to consolidated statement of income when the related debt is extinguished.

Costs incurred to acquire a credit line when it is probable that the Company will enter into a specific term loan agreement are deferred and recognized over the life of the loan as an effective rate adjustment once the credit line is utilized. Otherwise, these are recognized over the commitment period on a straight-line basis.

Common Shares Held by a Subsidiary

Common shares of the Company held by a subsidiary is recorded at cost and shown as a deduction in the equity section of the consolidated financial statements.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of revenue can be measured reliably. This is normally demonstrated when: (i) persuasive evidence of an arrangement exists; (ii) the fee is fixed or determinable; (iii) performance of service has been delivered; and (iv) collection is reasonably assured. Almost all of the Company’s revenue are billed and collected in U.S. dollars given that all of its clients are located in the United States.

Service revenue is recognized as services are performed on a per subscriber, per event, per call, per participant or flat monthly fee basis using rates that are detailed in the client contract. Payments received in advance for services to be performed are recorded as deferred revenue. Where contracts include performance-based criteria such as confirmed sales transactions or customer satisfaction targets, revenue is recognized when the performance criteria are met and, therefore, the amount is known and not subject to adjustment.

Interest income is recognized as the interest accrues, taking into account the effective yield on the asset.

Cost of Services

Cost of services consists primarily of employee-related costs associated with the services rendered on behalf of a client, as well as communication costs, information technology costs associated with providing services, facilities support, and customer management support costs related to the operation of service centers.

Borrowing Costs
Borrowing costs are generally expensed as incurred. Borrowing costs, including exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to interest costs, are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.
Retirement Costs
The Parent Company and eTelecare-Clark have unfunded defined benefit retirement plans covering all regular and permanent employees. The cost of providing benefits under the plans is determined using the projected unit credit actuarial method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Gains or losses on the curtailment or settlement of retirement benefits are recognized when curtailment or settlement occurs. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized gains and losses at the end of the previous reporting year exceed 10% of the higher of the defined benefit obligation. These gains or losses are recognized over the expected average working lives of the employees participating in the plans.
Past service cost, if any, is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, the plan, past service cost is recognized immediately.
The defined benefit liability is the aggregate of the present value of the defined benefit obligation and actuarial gains and losses not recognized reduced by past service cost not yet recognized and the fair value of plan assets out of which the obligations are to be settled directly. If such aggregate is negative, the asset is measured at the lower of such aggregate or the aggregate of cumulative unrecognized net actuarial losses and past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
eTelecare-AZ and eTelecare-US maintain distinct 401(k) retirement plan, both defined contribution retirement plan, for their employees. Employees are eligible to participate after 120 days of service and attaining the age of 21. Under the terms of the plan, employees are entitled to contribute from 1% to 90% of their total compensation, within limitations established by the Internal Revenue Code of United States. eTelecare-AZ will match 50% of the first 6% of each employee’s annual contribution and may also contribute additional amounts, all subject to a four year graded vesting schedule.

Leases
The determination of whether an arrangement is, or contains a lease is based on the substance of the arrangement at inception date or whether the fulfillment of the arrangement is dependent on the use of specific asset or assets or the arrangement conveys a right to use the asset.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating lease.
A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to profit and loss. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.
Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that the Company will obtain ownership of the leased asset at the end of the lease term.
Share-based Payments
The Parent Company has a stock option plan covering management and selected employees. Under the terms of the stock option plan, qualified management and employees are granted an option to purchase a fixed number of shares of stock at a stated price during a specified period. Options exercised are recorded at the option price on the date of exercise. The cost of stock options is measured by reference to the fair value at the date on which they are granted.
The cost of equity settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting date). The cumulative expense recognized for share-based transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. Where the terms of a share-based award are modified, the minimum expense recognized is the expense as if the terms had not been modified. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.
The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 20).

Foreign Currency Transactions and Translation
The Company and all of its subsidiaries have a U.S. dollar functional currency because substantially all of revenues and significant portion of costs incurred are transacted in U.S. dollars. Transactions in foreign currencies are recorded in the functional currency of the Company by applying the exchange rate prevailing at the transaction date to the foreign currency amount. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end using the closing rate of exchange at balance sheet date with any foreign exchange gains or losses recorded in the consolidated statement of income.
Income Tax
Current Tax. Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the balance sheet date.
Deferred Tax. Deferred tax is provided using the balance sheet liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognized for all taxable temporary differences, except:
•	where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized except:
•	where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred tax assets are reassessed at each balance sheet date and are recognized to the extent that they have become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities are settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Contingencies

Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Events After the Balance Sheet Date

Post year-end events that provide additional information about the Company’s position at the balance sheet date (adjusting events) are reflected in the consolidated financial statements. Post year-end events that are not adjusting events are disclosed in the notes to consolidated financial statements when material.

3.	Significant Accounting Judgments, Estimates and Assumptions

The Company’s consolidated financial statements prepared in conformity with PFRS require management to make judgments and estimates that affect amounts reported in the consolidated financial statements and accompanying notes. The judgments and estimates used in the consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the Company’s consolidated financial statements, giving due consideration to materiality. Actual results could differ from such estimates. The Company believes that the following represents a summary of these significant judgments and estimates, and related impact and associated risks on the consolidated financial statements.

Judgments

In the process of applying the Company’s accounting policies, management have made the following judgments, apart from those including estimation, which have the most significant effect on the amount recognized in the consolidated financial statements.

Leases. The Company has various lease agreements as a lessee. The Company evaluates whether significant risks and rewards of ownership of the leased properties are transferred to the Company or retained at the lessor. The net book value of property and equipment capitalized under finance leases amounted to $724 and $1,541 as at December 31, 2008 and 2007, respectively (see Note 7). The obligation under finance lease as at December 31, 2008 and 2007 amounted to $0 and $145, respectively. Total lease expense arising from operating leases amounted to $13,829, $11,278 and $7,253 in 2008, 2007 and 2006, respectively (see Note 11).

Determination of Functional Currency. Based on the economic substance of the underlying circumstance relevant to the Company, the functional currency of the Company has been determined to be the US dollar. The US dollar is the currency of the primary economic environment in which the Company operates. It is the currency that mainly influences the revenue from and cost of rendering call center services.

Contingencies. The Company has various legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with its counsel handling the defense in these matters and is based upon an analysis of potential results. Management does not believe these proceedings will have a material adverse effect on the consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in estimates or in the effectiveness of strategies relating to these proceedings.

The Company has no outstanding provisions to cover these contingencies as of December 31, 2008 and 2007.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Provision for Asset Retirement Obligations. Provision for asset retirement obligations are recognized in the period in which these are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at balance sheet date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to $1,943 and $2,019 as of December 31, 2008 and 2007, respectively (see Note 12).

Estimating Realizability of Deferred Tax Assets. The carrying amounts of deferred tax assets at each balance sheet date are reviewed and reduced to the extent that they are no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. The Company’s assessment on the recognition of deferred tax assets on deductible temporary differences is based on the forecasted taxable income of the subsequent reporting periods. This forecast is based on the Company’s past results and future expectations on revenues and expenses. As of December 31, 2008 and 2007, deferred tax assets recognized in the consolidated balance sheets amounted to $2,830 and $1,755, respectively. As of December 31, 2008 and 2007, the Company has unrecognized deferred tax assets of $24 and $210, respectively, related to temporary deductible differences (see Note 19).

Impairment of Assets. Impairment review is performed when certain impairment indicators are present for property and equipment and other long-lived assets, except goodwill. Determining the fair value of property and equipment and other long-lived assets requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. The preparation of the estimated future cash flows involves significant judgments and estimations that can materially affect the consolidated financial statements. Any resulting impairment loss could have material adverse impact on financial position and results of operations. While management believes that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable values and may lead to future additional impairment loss. As of December 31, 2008 and 2007, the carrying amount of property and equipment is $58,213 and $55,596, respectively (see Note 7). The carrying amount of other intangible assets is $184 and $1,209 as of December 31, 2008 and 2007, respectively (see Note 8).

Goodwill is reviewed for impairment on an annual basis or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. This requires an estimation of the fair value of the cash-generating units to which goodwill is allocated. The fair value has been determined based on an earnings multiple-based valuation technique, which includes several significant assumptions. The carrying amount of goodwill is $14,425 as of December 31, 2008 and 2007 (see Notes 4 and 8).

Estimating Allowances for Doubtful Accounts. The Company maintains allowance for doubtful accounts based on the result of the individual and collective assessment.
•	Individual Assessment

The Company determines the allowance appropriate for each individually significant trade receivable on an individual basis. The following factors are considered by the Company: significant financial difficulties or bankruptcy, age of receivables and any legal issues. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

•	Collective Assessment

Collective assessment requires the Company to group its receivables based on the credit risk characteristics (industry, customer type, past-due status and terms) of the customers. Impairment loss is then determined based on historical loss experience of the receivables grouped per credit risk profile.
The allowance is established by charges to income in the form of provision for doubtful accounts. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed regularly throughout the year. The Company recognized provision for doubtful accounts of $22, $194 and $518 in 2008, 2007 and 2006, respectively (see Notes 5 and 17). The allowance for doubtful accounts amounted to $912 and $992 as of December 31, 2008 and 2007, respectively. Total receivables, net of allowance for doubtful accounts, amounted to $55,283 and $47,043 as of December 31, 2008, and 2007, respectively (see Note 5).

Estimating Useful Lives of Property and Equipment. The Company estimates the useful lives of property and equipment based on the period over which assets are expected to be available for use. The estimated useful lives of property and equipment are reviewed at each financial yearend and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the estimation of the useful lives of property and equipment is based on collective assessment of industry practice, internal technical evaluation and experience with similar assets. Future results of operations could be materially affected by changes in estimates brought about by changes in factors mentioned above. The amounts and timing of recording depreciation expense for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of property and equipment would increase depreciation expense and decrease the carrying value of property and equipment. As of December 31, 2008 and 2007, property and equipment has carrying values of $58,213 and $55,596, respectively. The depreciation expense recognized in 2008, 2007 and 2006 amounted to $21,709, $13,821 and $8,524, respectively (see Notes 7 and 17).
Estimating Useful Lives of Finite Life Intangible Assets. The useful lives of finite life intangible assets are based on the period over which assets are expected to be available for use. The estimated useful lives of finite life intangible assets are reviewed at each financial-year end and are updated if expectations differ from previous estimates due to technical or commercial obsolescence and legal or other limits on the use of the assets. As of December 31, 2008 and 2007, finite life intangible assets have carrying values of $184 and $1,209, respectively. Total amortization expense recognized in 2008, 2007 and 2006 amounted to $1,025, $1,560 and $1,657, respectively (see Note 8 and 17).
Retirement Benefits. The determination of the Company’s obligation and cost of retirement benefits is dependent on the selection of certain assumptions used by the actuary in calculating such amounts. Those assumptions are described in Note 16 and include among others, discount rates and rates of compensation increase. Actual results that differ from the assumptions are accumulated and amortized over the estimated working lives of the employees and therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions are reasonable and appropriate, significant differences in the Company’s actual experience or significant changes in the assumptions may materially affect the retirement liability.
As of December 31, 2008 and 2007, the Company has accrued retirement liability of $373 and $237, respectively (see Notes 13 and 16).
Financial Assets and Liabilities. The Company carries certain financial assets at fair value which requires extensive use of accounting judgments and estimates, in particular, the derivative financial instrument. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Company utilized different valuation methodologies and assumptions. Any changes in fair value of these financial assets and liabilities would affect profit and loss and equity. As of December 31, 2008 and 2007, the Company has financial assets of $94,782 and $89,051, respectively, and financial liabilities of $30,795 and $26,718, respectively (see Note 22).

Stock Options. Employee stock options are fair valued at grant dates using the Black-Scholes valuation model with compensation costs recognized ratably over the vesting period. The assumptions and estimates are described in Note 16 and include, among others, expected volatility, expected dividend yield, risk free interest rate and expected life. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in the Company’s actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. Total stock compensation costs related to stock options amounted to $9,235, $2,420 and $1,988 in 2008, 2007 and 2006, respectively (see Note 16).

4.	Acquisition of eTelecare-Clark

On September 28, 2007, the Company acquired all of the outstanding capital stock of eTelecare-Clark, a wholly-owned Philippines subsidiary of AOL, a division of Time Warner Inc. eTelecare-Clark operates a primarily non-voice customer care and technical support delivery center near Manila to serve the email, chat and other non-voice needs of existing and potential clients.

Simultaneously with the closing of the acquisition, the Company and AOL entered into a new service agreement under which the Company will provide customer support services to AOL.

The acquisition of eTelecare-Clark has been accounted for using the purchase method. Accordingly, the purchase price is allocated to the identifiable assets and liabilities of eTelecare-Clark at the date of acquisition using their fair values, with the excess amount recognized as goodwill. The total acquisition cost of $1,959 (net of $5,626 cash acquired) includes the purchase price and transaction costs representing all incidental costs directly associated with the acquisition. The purchase price was adjusted upon completion of the September 28, 2007 balance sheet audit of AOL Philippines. From the date of the acquisition, AOL Philippines has contributed $43 to the net income of the Company. If the combination had taken place at the beginning of the year, the net income of the Company would have been $23.4 million and revenue would have been $269.8 million.

The fair values of the acquired identifiable assets and liabilities of AOL Philippines on the acquisition date and the corresponding carrying amounts immediately before the acquisition are as follows:

	Fair Value	Carrying Amount

Cash	$5,626	$5,626
Receivables and prepayments	224	224
Property and equipment	1,971	1,886
Customer contract	160	—
Other assets	70	70
Trade and other payables	(1,058)	(1,353)

Net assets acquired	6,993	$6,453

Goodwill arising on acquisition	592

Total consideration	$7,585

The goodwill of $592 comprises the fair value of expected synergies arising from the acquisition.

5.	Trade and Other Receivables

Trade and other receivables consist of the following as at December 31:

	2008	2007

Trade	$52,466	$46,698
Advances to officers and employees	523	336
Other receivables	3,206	1,001

	56,195	48,035
Less allowance for doubtful accounts	912	992

	$55,283	$47,043

Terms and conditions of the above trade and other receivables:
•	Trade receivables are noninterest bearing and are generally on 30-90 day terms.

•	Advances to officers and employees and other receivables are generally noninterest bearing and have a term of 6 months or less, except as indicated in Note 18.

Trade receivables include amounts for clients that have filed for bankruptcy and which were fully provided for with an allowance.

	Individually	Collectively
	Impaired	Impaired	Total

Balance at January1, 2007	$1,038	$—	$1,038
Provisions	194	—	194
Write-off	(240)	—	(240)

Balance at December 31, 2007	992	—	992
Reversal	(80)	—	(80)

Balance at December 31, 2008	$912	$—	$912

At December 31, 2008 and 2007, the aging analysis of unimpaired trade and other receivables are as follows:

		Neither Past
		Due nor	Past Due but not Impaired
	Total	Impaired	1 - 30 days	31 - 60 days	61 - 90 days	91 - 180 days

Trade receivable:
December 31, 2008	$51,554	$29,815	$14,774	$4,492	$735	$1,738
December 31, 2007	45,706	24,162	11,732	8,228	1,512	72
Advances to officers and employees:
December 31, 2008	$523	$523	$—	$—	$—	$—
December 31, 2007	336	336	—	—	—	—
Others:
December 31, 2008	$3,206	$3,206	$—	$—	$—	$—
December 31, 2007	1,001	1,001	—	—	—	—

Total
December 31, 2008	$55,283	$33,544	$14,774	$4,492	$735	$1,738
December 31, 2007	47,043	25,499	11,732	8,228	1,512	72

The quality of the Company’s trade and other receivables as of December 31, 2008 follows:
Trade receivables amounting to $29,815 and $24,162 as of December 31, 2008 and 2007, respectively, representing those categorized as neither past due nor impaired, represent high grade receivables from large US companies with good paying habits. Trade receivables amounting to $21,739 and $21,544 as of December 31, 2008 and 2007, respectively, representing past due but not impaired are from group of existing customers with no (or some) defaults in the past. Advances to officers and employees pertain to receivables from active employees. Other receivables are composed of claims and receivables from unrelated parties.

6.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following as at December 31:

	2008	2007

Software and support services	$1,471	$1,000
Insurance	408	507
Rent	326	833
Deferred debt issuance cost (Note 10)	210	212
Dues, subscription and professional fees	168	233
Headsets	167	404
Construction bond (see Note 22)	133	111
Other	170	616

	$3,053	$3,916

As of December 31, 2008 and 2007, the total nominal amounts of construction bonds and refundable deposits (included under “Refundable deposits and other noncurrent assets” account) amounted to $4,165 and $3,663, respectively. The rollforward of unamortized discount from these accounts are presented in the following table:

	2008	2007

Balance at the beginning of year	$313	$164
Day 1 loss	228	180
Accretion	(110)	(31)

Balance at the end of year	$431	$313

7.	Property and Equipment

Property and equipment consists of the following as at December 31:

	2008								2007
			Furniture,
			Fixture	Telecom-		Network
	Leasehold	Computer	and Office	munications	Computer	Infra-	Construction
	Improvements	Equipment	Equipment	Equipment	Software	structure	in Progress	Total

Cost:
Balance at beginning of year	$20,438	$36,272	$8,102	$7,320	$9,428	$4,704	$4,373	$90,637	$57,228
Reclassifications/Additions	5,890	2,922	2,691	3,948	5,187	1,622	2,174	24,434	34,651
Acquisition of eTelecare-Clark	—	—	—	—	—	—	—	—	1,971
Retirement	(123)	(175)	(397)	(3)	—	—	—	(698)	(3,213)

Balance at end of year	26,205	39,019	10,396	11,265	14,615	6,326	6,547	114,373	90,637

Accumulated depreciation and amortization:
Balance at beginning of year	6,916	13,406	3,771	3,310	6,743	895	—	35,041	22,441
Depreciation and amortization	5,626	3,582	2,094	4,811	4,251	1,345	—	21,709	13,821
Retirement	(96)	(153)	(338)	(3)	—	—	—	(590)	(1,221)

Balance at end of year	12,446	16,835	5,527	8,118	10,994	2,240	—	56,160	$35,041

Net book value	$13,759	$22,184	$4,869	$3,147	$3,621	$4,086	$6,547	$58,213	$55,596

Property and equipment account includes the following carrying amounts capitalized under finance leases:

	2008	2007

Computer equipment	$3,426	$3,426
Telecommunications equipment	1,196	1,196
Network infrastructure	566	566
Furniture, fixtures and office equipment	56	56
Computer software	3	3

	5,247	5,247
Less accumulated depreciation	4,523	3,706

	$724	$1,541

Depreciation expense for assets reported under finance leases amounted to $817, $817 and $999 in 2008, 2007 and 2006, respectively.

Fully depreciated assets with acquisition costs totaling $23,927 and $11,083 as at December 31, 2008 and 2007, respectively, are still being used in operations.

8.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following as at December 31:

		Other
		Intangible
	Goodwill	Assets	Total

Costs (see Note 4):
Balance at January 1, 2007	$13,833	$8,176	$22,009
Additions	592	160	752
Write-off	—	(140)	(140)

Balance at December 31, 2007	14,425	8,196	22,621
Additions	—	—	—
Write-off	—	—	—

Balance at December 31, 2008	$14,425	$8,196	$22,621

Less Accumulated Amortization
Balance at January 1, 2007	$—	$5,567	$5,567
Amortization (see Note 17)	—	1,560	$1,560
Write-off	—	(140)	($140)

Balance at December 31, 2007	—	6,987	6,987
Amortization (see Note 17)	—	1,025	1,025
Write-off	—	—	—

Balance at December 31, 2008	$—	$8,012	$8,012

Net Book Value
December 31, 2008	$14,425	$184	$14,609
December 31, 2007	14,425	1,209	15,634

Goodwill represents unallocated excess of cost of acquisition over the fair values of identifiable assets and liabilities of eTelecare-AZ and eTelecare-Clark at the date of business combination (see Note 4). Intangible assets represent the: (a) amounts paid related to the customer base on the expectation of future continuing business opportunities; (b) amounts paid for developed technology (mostly proprietary software) which allow the business to protect market share, penetrate new markets, and enhance profit margins through product identification; and (c) software cost identified as not integral part of related hardware.

Intangible assets consist of the following at December 31:

	2008	2007

Cost:
Customer relationship	$3,910	$3,910
Developed technology	2,300	2,300
Software cost	1,986	1,986

	8,196	8,196
Less accumulated amortization	8,012	6,987

	$184	$1,209

Amortization expense recognized for the years ended December 31, 2008, 2007 and 2006 were $1,025, $1,560 and $1,657, respectively (see Note 17). The estimated future intangible asset amortization expense in 2009 is $184.

The recoverable amount of goodwill has been determined based on an earnings multiple based valuation technique to estimate the fair value of the Company’s reporting units, which includes several significant assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for each reporting unit.

9.	Trade and Other Payables

Trade and other payables consist of the following as at December 31:

	2008	2007

Trade	$4,021	$6,672
Accruals for:
Employee salaries, wages and benefits	14,015	12,708
Communication, utilities and other expenses	6,957	3,865
Lease and lease incentives (see Notes 11 and 13)	719	554
Other	4,107	2,919

	$29,819	$26,718

Terms and conditions of the above trade and other payables:
•	Trade payables are noninterest bearing and are normally settled on 60-day term;

•	Other payables are noninterest bearing and are normally settled within 12 months.

10.	Revolving Line of Credit

On July 23, 2007, the Company entered into a credit agreement (the “Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), which will expire in 2011. Pursuant to the terms of the Agreement, Wells Fargo agreed to extend a revolving line of credit to the Company’s subsidiaries in the maximum aggregate amount of $25,000, the proceeds of which shall be used to support the Company’s working capital. The Agreement called for an upfront fee payment to Wells Fargo of $125.

The Wells Fargo revolving line of credit bears interest either (i) at the Prime Rate or (ii) at the fixed rate of Libor plus 1.25. As of December 31, 2008 and 2007, the Company has not borrowed on the Wells Fargo revolving line.

The following table describes all changes to unamortized debt issuance costs as of December 31, 2008 and 2007.

	2008	2007

Unamortized debt issuance costs at beginning of year	$735	$532
Additions during the year	—	455
Amortization during the year	(210)	(252)

Total unamortized debt issuance costs at end of year	$525	$735

Deferred debt issuance costs, which pertain to fees and expenses incurred in obtaining the Wells Fargo revolving line of credit, totaled $525 (net of amortization totaling $668) as at December 31, 2008. Current and noncurrent deferred debt issuance costs are included in the “Prepaid expenses and other current assets” and “Refundable deposits and other noncurrent assets” accounts in the consolidated balance sheet.

The Agreement contains certain covenants which include, among other terms and conditions, limitations on the Company’s ability to create, incur, assume or permit indebtedness, dispose of assets, pay dividends, make guarantees, and acquire, consolidate or merge with another entity. Additionally, the Agreement also provides certain financial covenants which require the Company to maintain: minimum levels of earnings before interest, tax, depreciation and amortization, a maximum tangible net worth ratio, and maximum capital expenditures determined on a consolidated financial statement basis. The Agreement also provides for certain events of default, but it does not contain any subjective acceleration features and does not have any required payment or principal reduction schedules. As of December 31, 2008, the Company is in compliance with these covenants.

The Agreement is collateralized by a continuing security interest on all rights, titles and interests to all currently existing and hereafter acquired cash deposits, trade receivables, property and equipment and substantially all other assets owned by the Company.

11.	Leases

Finance Lease

The Company has finance leases with various financial institutions and suppliers covering various property and equipment for original lease periods ranging between one to five years ending in 2008 with interest rates ranging from 3.3% to 10.3%.

The outstanding balance for obligations under finance lease as of December 31, 2008 and 2007 are $0 and $145, respectively.

Operating Leases

The Company has a number of lease agreements covering office space and certain equipment that are accounted for as operating leases. Majority of the lease agreements for office spaces have rent escalations which increase monthly rent payments over the lease terms and provide for a renewal option under negotiated terms and conditions upon expiration. The Company records rental expense on a straight-line basis over the base, non-cancellable lease terms. Any difference between the calculated expense and amount actually paid is recognized as accrued rent. Accrued rent is reflected as current or noncurrent liability depending on its expected date of reversal. Rent expense incurred under operating leases for the years ended December 31, 2008, 2007 and 2006 was $13,829, $11,278 and $7,253, respectively.

Associated with operating leases, the Company periodically receives tenant improvement allowances from lessors. The Company records the value of these improvements and amortizes the assets over the term of the lease. An offsetting obligation is recorded as a lease incentive obligation and amortized as a reduction to lease expense on a straight-line basis.

Following are the schedule of future minimum lease payments for outstanding operating lease agreements as of December 31, 2008:

Amount

Not later than one year	$12,523
Later than one year but not later than five years	29,649
Later than five years	10,860

$53,032

12.	Provision for Asset Retirement Obligations

The Company is required either expressly under various lease agreements or through customary business practices in certain jurisdictions to dismantle the tenant improvements and restore the leased sites to their original condition at the end of the lease contract terms. The lease agreements for office spaces contain a provision which obligates the Company to pay for the cost of restoration at the end of the lease contract term.

Cost of restoration includes expected expenditures in order to dismantle the tenant improvements and restore the leased sites in the same condition as it was found at the commencement of the lease.

The movement for the provision for asset retirement obligations for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Balance at beginning of year	$2,019	$1,884
Accretion expense	203	195
Provision during the year	—	163
Foreign exchange gain (loss)	(279)	337
Retirement	—	(560)

Balance at end of year	$1,943	$2,019

There were no payments of asset retirement obligations in 2008 and 2007.

13.	Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following as at December 31:

	2008	2007

Accrued rent (see Notes 9 and 11)	$2,529	$2,229
Deferred grant revenue	1,091	—
Lease incentive obligations	603	623
Retirement liability (see Note 16)	373	237
Customer deposit	142	—
Other	570	—

	$5,308	$3,089

Accrued rent and lease incentive obligations arise from the accounting for leases with scheduled rent escalations and the accounting for lessor funded leasehold improvements, respectively (see Note 11).

As of December 31, 2008 and 2007, the total nominal amounts of customer deposits amounted to $274 and $0, respectively. The rollforward of unamortized discount from these accounts are presented in the following table:

	2008	2007

Balance at the beginning of year	$—	$—
Day 1 gain	138	—
Accretion	(6)	—

Balance at the end of year	$132	$—

14.	Derivative Financial Instruments

Although substantially all of the Company’s revenue is derived principally from client contracts that are invoiced and collected in U.S. dollars, a significant portion of the Company’s cost of services and selling and administrative expenses is incurred and paid in Philippine pesos. Accordingly, the Company’s financial position, financial performance and cash flows are affected by an increase in the value of the Philippine peso relative to the U.S. dollar, the functional and reporting currency of the Company. To partially hedge against currency changes between the Philippine peso and U.S. dollars, the Company has implemented a hedging strategy, beginning in 2007. This strategy consists of a rolling hedge program that entails contracting with third-party financial institutions to acquire zero cost, non-deliverable forward contracts that are expected to cover approximately 80% of Philippine peso-denominated forecasted expenses for the current year, 60% of the forecasted peso expenses for the next quarter, 40% of the forecasted peso expenses for two quarters out and finally, 20% of forecasted peso expenses for three quarters out. For 2008, however, the Company modified the application of this strategy to hedge approximately 90% of forecasted Philippine peso-denominated expenses. Management will continue to reevaluate the Company’s hedge strategy and adjust the percentage of expenses hedged depending on certain external and economic factors and indicators.

Until the Acquisition Date, the foreign currency forward contracts that are used to hedge this exposure were designated as cash flow hedges in accordance with the criteria established in PAS 39. PAS 39 requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. For accounting purposes, effectiveness refers to the cumulative changes in the fair value of the derivative instrument being highly correlated to the inverse changes in the fair value of the hedged item. Based on the criteria established by PAS 39, all of the Company’s cash flow hedge contracts were deemed effective. If any ineffectiveness arose, it would have been recorded in the consolidated statement of income. The derivative instruments were recorded in the Company’s consolidated balance sheets as either an asset or liability measured at its fair value, with changes in the fair value of qualifying hedges recorded in “Net unrealized gains (losses) reserve” account, a component of equity. The settlement of these derivatives resulted in reclassifications from equity to earnings in the period during which the hedge transaction affects earnings. As of the Acquisition Date, the Company made the determination that it would no longer designate for hedge accounting its foreign currency forward contracts. As of December 31, 2008 the balance in “Net unrealized gains reserve” related to the cumulative unrecognized loss that existed on December 12, 2008 was $574. This balance will remain in the “Net unrealized gains (losses)” until the period in which the forecasted transactions occur during 2009, at which time the related gains or losses will be reclassified into the consolidated statement of income. Subsequent to the Acquisition Date unrealized gains and losses are reflected in foreign exchange gains (losses) in the consolidated statement of income.

Derivatives assets of $1,487 and $3,529 and derivative liabilities of $976 and $0 are presented in the consolidated balance sheet as “Fair value of derivative financial instruments” as of December 31, 2008 and 2007, respectively. A total of ($574) and $2,050 of deferred gains (losses), net of tax of $0 and $1,104, on derivative instruments as of December 31, 2008 and 2007, respectively, were recorded in “Net unrealized gains reserve” account in the consolidated balance sheet.

For the years ended December 31, 2008 and 2007, the Company recorded a gain (loss) of ($5,202) and $517, respectively, for settled hedge contracts. This gain is reflected in the cost of services and selling and administrative expenses in the consolidated statement of income. There were no ineffective hedges recognized in the consolidated statement of income in 2008. As of December 31, 2008, the notional amount of the outstanding derivative instruments designated for hedge accounting is summarized as follows:

	Local Currency	U.S. Dollar	Dates Contracts
	Amount	Amount	are Through

Philippine Peso	3,719,630	$77,998	December 2009
The Company also entered into foreign exchange forward contracts to reduce the short-term effect of foreign currency fluctuations related to accrued liabilities that are denominated in Philippine peso. The gains and losses on these forward contracts are intended to offset the transaction gains and losses on the Philippine Peso obligations. These gains and losses are recognized in earnings as the Company elected not to classify the contracts for hedge accounting treatment. The value of these contracts is $216 and $375 as of December 31, 2008 and 2007, respectively and is recorded as a component of “Fair value of derivative financial instruments” account in the consolidated balance sheet. The Company recognized ($1,220) and $1,035 of gains (losses) on these contracts for the year ended December 31, 2008 and 2007, respectively, which are recorded within “Foreign exchange gains (losses) — net” account in the consolidated statement of income.

15.	Equity

Initial Public Offering

On March 27, 2007, the Company entered into a binding underwriting agreement for its IPO in the United States of 11,000,000 common shares in the form of 5,500,000 ADS at an initial offering price per ADS of $13.50. The ADSs began trading on the NASDAQ Global Market on March 28, 2007. The $69.1 million proceeds, net of underwriting discounts and commissions of $5.2 million, were received on April 2, 2007, which was the closing date of the offering. On April 3, 2007, proceeds from the public offering were used to pay term loans A and B and line of credit amounts of $9.7 million, $17.5 million, and $9.1 million, respectively. On April 5, 2007, the Company received additional proceeds of $10.3 million, net of underwriting discounts and commissions of $844,000, as a result of the exercise by the underwriters of the Company’s IPO of their over-allotment option to purchase an additional 825,000 ADSs from the Company.

Stock Split

On September 3, 2007, the Company amended its Articles of Incorporation to reflect a change in the number of its authorized common shares from 130,000,000 common shares to 65,000,000 common shares to enable the Company to effect a two-for-one reverse split of the outstanding common shares.

As a result, every two outstanding common shares of the Company were reconstituted into one common share of the Company. This modification to the authorized and outstanding common shares did not affect the rights or the number of the Company’s outstanding ADS, except that each outstanding ADS now represents one common share, resulting in an ADS-to-common shares ratio of one-to-one instead of the prior ADS-to-common shares ratio of one-to-two. All references contained in these consolidated financial statements to amounts of outstanding shares of common stock or ADSs give effect to this two-for-one reverse stock split.

16.	Share-Based Payments and Employee Benefits

Share-Based Payments

The purchase of the Company by EGS Acquistion Corporation resulted in the cancelation of all the outstanding stock options and restricted stock units effective December 12, 2008. All outstanding options with an exercise price per share less than $9.00, whether unvested or vested (the “In-the-money Options”), were cancelled in exchange for a cash payment equal to the intrinsic value immediately prior to the close of the acquisition. Any outstanding vested and unvested options with an exercise price per share greater than $9.00 (the “Out-of-the-money Options”) were canceled with no value exchanged. All outstanding restricted stock units, whether vested or unvested, immediately prior to the acquisition, were cancelled in exchange for a cash payment equal to the number of restricted stock units multiplied by $9.00.

Prior to the acquisition, the Company had a Key Employees’ Stock Option Plan (KESOP) and a 2006 Stock Incentive Plan (“Plan”).

The Parent Company allocated a total of 15,300,000 shares under its Key Employees’ Stock Option Plan (KESOP) for issuance. The stock options typically have a term of 5 to 10 years and vested over a period of four years from the date of grant, with 25% of the grant vesting at each anniversary date.

In October 2006, the BOD adopted the 2006 Stock Incentive Plan (“Plan”) which was effective as of the date of the IPO outside the Philippines pursuant to a registration statement filed by the Company with the U.S. SEC. The Plan allows for awards in the form of restricted shares, stock units, and options (which may constituted incentive stock options or non-statutory stock options) or stock appreciation rights. On November 13, 2006, the Company’s stockholders approved the adoption of the Plan.

The aggregate number of shares authorized for issuance under the Plan shall not exceed 552,795 shares which was the number of shares remaining available for grant of awards under the KESOP on the effective date of the Plan, plus an annual increase on the first day of each fiscal year during the term of the Plan, beginning July 1, 2007, in an amount equal to the lesser of (i) 2,000,000 shares, (ii) 3% of the outstanding shares on June 30 of such fiscal year, or (iii) an amount determined by the BOD. The maximum shares added through annual increases may not exceed 15,000,000 shares.

The following tables summarize the information on the activity of stock options under the plan described above for the periods ended:

	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
		Price		Price		Price
	Shares	Per Share	Shares	Per Share	Shares	Per Share

Balance at beginning of year	4,968,825	$5.30	5,275,950	$2.40	3,690,200	$1.86
Granted	362,353	7.24	442,688	10.69	1,789,000	3.42
Exercised	(667,900)	2.69	(471,185)	3.79	(32,875)	1.55
Expired	(4,489,290)	5.76	(9,028)	4.24	—	—
Forfeited	(173,988)	6.00	(269,600)	7.24	(170,375)	1.68

Outstanding at end of year	—	—	4,968,825	$5.30	5,275,950	$2.40

Exercisable at end of year	—	—	3,456,059	$1.89	3,149,325	$1.89

The weighted average share price of grants exercised in 2008 was $2.69.

The weighted average fair value of Company’s granted options at grant date was $4.21, $5.48 and $1.45 for the years ended December 31, 2008, 2007 and 2006, respectively. Such amounts were estimated using the Black-Scholes option pricing model with the following weighted average assumptions at December 31:

	2008	2007	2006

Expected volatility	58.8%	58.8%	49.1%
Expected dividend yield	0.0%	0.0%	0.0%
Risk free interest rate	3.3%	4.2%	5.0%
Expected life	6.2 years	6.25 years	4.1 years
Weighted average share price used	$7.24	$3.79	$1.55
Weighted average exercised price	$7.24	$10.69	$3.42
Expected volatility was based upon stock volatility of comparable companies within the same industry as the Company. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

The total intrinsic value of options exercised in 2008 and 2007 is $2,124 and $3,445 respectively. As of December 31, 2008 and 2007 the total intrinsic value of outstanding and exercisable stock options was $0 and $16.7 million, respectively. As of December 31, 2008 and 2007 the total unrecognized compensation cost related to unvested awards is $0 and $3.8 million, respectively. This cost is expected to be recognized over a weighted average period of 0.0 year and 3.4 years as of December 31, 2008 and 2007, respectively.

The total amount of compensation cost for share-based payment arrangements recognized in the consolidated statements of income was $9.2 million, $2.4 million and $2.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Retirement Benefits

The Parent Company and eTelecare-Clark have an unfunded defined benefit retirement plans or Benefit Plans, providing for retirement to all of its regular and permanent employees located in the Philippines. The Benefit Plans meet the minimum provisions mandated under Republic Act No. 7641, “Retirement Law of the Philippines,” and provide benefits for employees reaching the age 60 years and completion of at least five years of credited service. Benefits under the Benefit Plans are based on an amount computed to 100% of final monthly salary for every year of credited service.

The following tables summarize the components of net retirement cost recognized in the consolidated statements of income for the years ended December 31, 2008, 2007 and 2006 and the amounts recognized in the consolidated balance sheets as of December 31, 2008 and 2007.

Net Retirement Cost

	2008	2007	2006

Current service cost	$127	$70	$22
Interest cost	35	23	5
Amortization of actuarial gains	—	(34)	(5)

Net retirement cost	$162	$59	$22

Retirement Liability

	2008	2007	2006

Unfunded defined benefit obligation	$37	$445	$78
Unrecognized actuarial gains	562	13	57
Translation adjustment	(179)	(23)	—

Net retirement liability	$420	$435	$135

Changes in the present value of the defined benefit obligation for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006

Beginning balance	$445	$78	$39
Assumption of obligation from AOL Philippines	—	213	—
Current service cost	127	70	22
Interest cost	35	23	5
Actuarial losses (gains)	(557)	55	14
Translation adjustments	(13)	6	(2)

	$37	$445	$78

The principal assumptions used in determining retirement benefit obligations under the Benefit Plan are as follows:

	2008	2007	2006

Discount rate	8.5%	8%	8%
Future salary increases	3%	3%	3%
Retirement date	Age 60 and 5 years of service
Mortality rate	1971 GAM Table, set back 6 years for female
401(K) Retirement Plans

eTelecare maintains a 401(K) retirement plan, a defined contribution retirement plan, for eligible employees. Employees are eligible to participate on the first day of the month following two months of service and attaining the age of 21. Under the terms of the plan, employees are entitled to contribute from 1% to 90% of their total compensation, within limitations established by the Internal Revenue Code of United States. eTelecare will match 50% of the first 6% of each employee’s contribution and may also contribute additional amounts, all subject to a four year graded vesting schedule. The cost of employer contributions to the plan were $557, $322 and $247 for the years ended December 31, 2008, 2007 and 2006. eTelecare-US still maintains a 401 (K) plan that stopped accepting contributions effective October 1, 2007 when the new 401 (K) retirement plan covering all eligible employers was implemented. This inactive plan did not contain an employer match feature. It is the Company’s intention to eventually roll the funds in the eTelecare-US plan into the new 401 (K) plan.
17.	Costs and Expenses

Cost of Services

Cost of services consists of the following for the years ended December 31:

	2008	2007	2006

Personnel costs (see Note 16)	$173,008	$146,136	$101,660
Rentals and utilities (see Note 11)	20,199	15,634	11,328
Communications	8,523	11,827	12,397
Recruiting	5,057	5,989	6,118
Outside services	3,964	2,264	1,709
Other	16,988	3,865	2,497

	$227,739	$185,715	$135,709

Selling and Administrative Expenses

Selling and administrative expenses consist of the following for the years ended December 31:

	2008	2007	2006

Personnel costs (see Note 16)	$36,321	$25,005	$20,868
Outside services	13,301	3,051	2,709
Travel	2,691	2,418	1,701
Rental and utilities (see Note 11)	686	277	319
Supplies	170	752	803
Marketing	156	199	143
Communications	119	181	75
Provision for doubtful accounts (see Note 5)	—	194	518
Other	4,776	4,153	2,872

	$58,220	$36,230	$30,008

Personnel Costs Personnel costs consist of the following for the years ended December 31:

	2008	2007	2006

Salaries, wages and allowances	$138,134	$119,641	$83,117
Social welfare expenses	37,785	32,899	18,789
Incentives and commissions	23,562	15,758	18,365
Stock option expense	9,235	2,420	1,988
Retirement costs (see Note 16)	613	424	269

	$209,329	$171,142	$122,528

Depreciation and Amortization

Depreciation and Amortization consist of the following for the years ended December 31:

	2008	2007	2006

Depreciation on property and equipment (see Note 7)	$21,709	$13,821	$8,524
Amortization of intangible assets (see Note 8)	1,025	1,560	1,657

	$22,734	$15,381	$10,181

18.	Compensation of Key Management Personnel

Compensation of key management personnel of the Company are as follows:

	2008	2007	2006

Compensation and short-term employee benefits	$5,665	$2,183	$2,896
Retirement benefits (see Note 16)	—	424	275
Share-based payments (see Note 16)	3,507	1,799	1,923

Total compensation paid to key management personnel	$9,172	$4,406	$5,094

The non-executive directors do not receive retirement benefits from the Company.
19.	Income Taxes

The Parent Company is registered with the Philippine Export Zone Authority (PEZA) as an Economic Export Enterprise under Republic Act (RA) No.7916, otherwise known as the Special Economic Zone Act of 1995, to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, the Parent Company is entitled to certain tax and nontax incentives which include, among others, tax and duty-free importations, exemption from local taxes and income tax holiday (ITH) for three, four or six years (duration depends on the type of holiday granted) from start of commercial operations with the possibility of one or two-year extensions. The Company’s current ITHs expire at staggered dates through 2012. Two of the Company’s delivery center sites’ ITH expired in the second half of 2008. The extension of the incentives of one of the two sites was approved by PEZA in February 2009 (effective upon expiry in 2008), essentially allowing for an additional two years of tax holiday for that site with expiration in 2010. The extension of the incentives for the other site is currently being evaluated by PEZA. The Company’s next anticipated expiring ITHs are in the second half of 2009 for one of the Company’s delivery center sites. The Company intends to apply for an extension or conversion to Pioneer holiday status prior to expiration. While no assurance can be given at present, the Company understands it is the current practice of PEZA to grant extensions on such tax holidays as a means of attracting foreign investment in specified sectors, including the outsourcing industry.

Under the PEZA registration, the Parent Company shall be liable for a final tax in lieu of all taxes after the expiration of its ITH incentives. The final tax is computed at 5% of gross income less allowable deductions typically characterized as direct costs as defined in RA No. 7916 and shall be paid and remitted in accordance with the amendments contained in RA No. 8748 as follows:
a.	Three percent (3%) to the National Government; and

b.	Two percent (2%) to be remitted directly by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.
eTelecare-Clark is a duly registered Clark Special Economic Zone (CSEZ) enterprise and is entitled to certain tax and non-tax incentives provided under its registration. Under the terms of its registration, eTelecare-Clark is entitled to various tax and non-tax incentives which include among others, exemption from customs and import duties on importation of capital goods, equipment, raw materials, supplies, as well as exemption from all local and national taxes including, but not limited to, withholding income taxes and value-added taxes. Instead, eTelecare-Clark shall pay tax computed at 5% of revenue less direct costs and other allowable deductions, and remitted as follows: (i) 3% to the national government; (ii) 1% to the local government units affected by the declaration of CSEZ; and (iii) 1% to the development fund to be utilized for the development of the municipalities contiguous to the base area. On November 30, 2005, eTelecare-Clark renewed its CSEZ registration for a period of five years until August 31, 2010.

eTelecare Global Solutions — Nicaragua, S.A. received approval to be a user in the Free Trade Zone Regime and is entitled to the tax incentives established under the Export Industrial Free Zones Legislation. The tax incentives include exemption from all taxes including the corporate income tax, value-added taxes, and withholding tax on interest payments. This benefit is for a 10 year period provided eTelecare-Nicaragua complies with various requirements set forth by the government. For the year ended December 31, 2008 due to the loss in Nicaragua, the Company did not realize any benefit of the ITH.

The statutory income tax rate of the Parent Company and eTelecare-Clark in the Philippines was 32% until October 31, 2005 and 35% beginning November 1, 2005 for taxable income derived from nonregistered activities, or 5% on gross income (less allowable deductions) with respect to income derived from activities covered by PEZA or CSEZ registration. Accordingly, the statutory income tax rate on nonregistered activities for 2008, 2007 and 2006 was 35%. The Parent Company had minimal taxable income from non-registered activities nor was it subject to 5% tax on gross income because of its ITH incentives in the years ended December 31, 2008, 2007 and 2006. Going forward, the effective overall Philippine income tax rate will vary as the revenue generating activity at each delivery center becomes taxable upon expiration of the ITH applicable to that center. For the years ended December 31, 2007 and 2006, the Company estimates the benefit of the tax holiday in the Philippines to be $6,699 and $5,555, respectively. For the year ended December 31, 2008 due to the overall loss in the Philippines the Company did not realize any benefit of the tax holiday. eTelecare-US and eTelecare-AZ, which are taxed based on the taxable income as determined under the U.S. Tax Code, are subject to federal and state income tax rates of 34% and 5%, respectively.

The reconciliation between the Philippine statutory income tax rates and the Company’s effective income tax rates is as follows:

	2008	2007	2006

Philippines statutory income tax rate (benefit)	35.0%	35.0%	35.0%
Income tax holiday on registered activities with PEZA and CSEZ	(67.0)	(31.5)	(43.2)
United States income taxes at different rates	(2.2)	2.0	8.1
Valuation allowance	2.8	(12.9)	8.4
Reversal of taxes previously accrued	11.8	0.0	0.0
Other	(0.1)	(1.1)	0.4

Effective income tax	(19.7%)	(8.5%)	8.7%

Philippine income taxes have not been provided on the undistributed earnings of U.S. subsidiaries over which the Company has sufficient influence to control the distribution of such earnings and has determined that such earnings have been reinvested indefinitely. Should the Company elect in the future to repatriate a portion of the U.S. earnings so invested, the Company could incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed expected provision in such periods.

The following is a summary of the components of deferred tax assets and liabilities at December 31:

	2008	2007

Net deferred tax assets:
Book-tax amortization differences	$1,591	$1,427
Accruals for:
Lease incentive obligations	374	355
Employee bonuses, vacation and sick leaves	915	1,467
Rent	208	229
NOLCO and credits	1,432	—
Other	528	412
Book-tax depreciation difference	(600)	(863)
Goodwill	(1,618)	(1,272)

Total	$2,830	$1,755

Net deferred tax liabilities:
Foreign exchange hedging gains	$—	($1,104)

Total	$—	($1,104)

The Company’s deferred tax assets and liabilities, which are all from eTelecare-US and eTelecare-AZ, are presented as net deferred tax asset in both 2008 and 2007 since these are levied by the same taxation authority and the entity has a legally enforceable right to set off tax assets against tax liabilities.

As of December 31, 2008 and 2007, the unrecognized deferred tax asset was $24 and $210, respectively. The unrecognized deferred taxes arose from the following transactions:

	2008	2007

Accruals for:
Retirement	$22	$27
Rent	25	15
Unrealized foreign exchange loss	44	594

20.	Earnings Per Share

The computation of basic and diluted earnings per share is as follows for the years ended December 31:

	2008	2007	2006

(a) Net income (loss)	($8,863)	$22,706	$11,750

Number of shares outstanding at beginning of year*	28,979	22,183	21,749
Weighted average number of shares issued and subscribed during the year*	371	4,980	45

(b) Weighted average number of shares for basic EPS*	29,350	27,163	21,794
Equivalent shares issuable upon exercise of stock options*	1,173	2,162	2,741
(c) Weighted average number of shares adjusted for the effect of dilution*	30,523	29,325	24,535

(a/b) Basic EPS	($0.30)	$0.84	$0.54

(a/c) Diluted EPS	($0.29)	$0.77	$0.48

*	In thousands
Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the year, after giving retroactive effect to stock splits effected (see Note 15).

Diluted EPS is computed similarly. However, the weighted average number of common shares outstanding is adjusted for potential common shares from the assumed exercise of stock options and stock warrants. Outstanding stock option and stock warrants will have a dilutive effect only when the average market price of the underlying common shares during the year exceeds the exercise price of the option. Where the outstanding stock options have no dilutive effect, diluted EPS is the same as basic EPS.

21.	Geographic Operations

The following table includes certain geographic information regarding the Company’s operations. Revenue is generally attributed to the location where the services are performed.

	2008	2007	2006

Revenue:
United States	$113,126	$104,837	$106,183
Philippines	186,145	155,105	88,935

Total	$299,271	$259,942	$195,118

	2008	2007

Long-lived assets:
United States	$47,600	$41,074
Philippines	30,666	33,702

Total	$78,266	$74,776

Net assets:
United States	$245	($4,205)
Philippines	135,650	137,148

Total	$135,895	$132,943

22.	Financial Risk Management Objectives and Policies

Financial Risk Management Objectives and Policies

The Company’s principal financial instruments other than derivative instruments comprise primarily of cash. The Company also has various other financial assets and liabilities such as trade and other receivables, trade and other payables and refundable deposits, which arise directly from operations. The main risks arising from the Company’s financial instruments are liquidity risk, foreign currency risk and credit risk. The Company has no interest risk exposure as it has no outstanding loans as of December 31, 2008 and 2007. The BOD reviews and approves policies for managing each of these risks as summarized below.

Liquidity Risk

Liquidity risk arises from the possibility that the Company may encounter difficulties in raising funds to meet commitments from financial instruments. The Company’s objectives to manage its liquidity profile are: a) to ensure that adequate funding is available at all times; b) to meet commitments as they arise without incurring unnecessary costs; and c) to be able to access funding when needed at the least possible cost; and d) to maintain an adequate time spread of refinancing maturities.

The tables below set forth details of the maturities of the Company’s financial liabilities based on remaining contractual undiscounted cash flows as at December 31, 2008 and 2007.

	As of December 31, 2008
		1 to 3	3 to 12
	On Demand	Months	Months	1 to 2 Years	Total

Trade	$2,666	$349	$257	$749	$4,021
Other payables	26,764	—	—	—	26,774
Taxes payable	521	—	—	—	521

	$29,951	$349	$257	$749	$31,316

	As of December 31, 2007
		1 to 3	3 to 12
	On Demand	Months	Months	1 to 2 Years	Total

Trade	$5,117	$697	$48	$810	$6,672
Other payables	20,046	—	—	—	20,046
Taxes payable	130	—	—	—	130
Obligations under finance lease	12	48	85	—	145

	$25,305	$745	$133	$810	$26,993

Foreign Currency Exchange Risk

As a significant portion of the Company’s cost of services and selling and administrative expenses is incurred and paid in Philippine pesos, the Company’s results of operations and cash flows are affected by an increase in the value of Philippine peso relative to the U.S. dollar. To partially hedge against currency changes between the Philippine peso and U.S. dollar, the Company has implemented a hedging strategy, beginning in August 2007. This strategy consists of a rolling hedge program that entails contracting with third-party financial institutions to acquire zero cost, non-deliverable forward contracts that are expected to cover approximately 80% of Philippine peso-denominated forecasted expenses for the current quarter, 60% of the forecasted peso expenses for the next quarter, 40% of the forecasted peso expenses for two quarters out and finally, 30% of forecasted peso expenses for three quarters out. For 2008, however, the Company modified the application of this strategy to hedge approximately 90% of its forecasted Philippine peso-denominated expenses. The Company will continue to reevaluate its hedge strategy and adjust the percentage of expenses hedged depending on certain external and economic factors and indicators.

The Company’s results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Philippine peso. During the years ended December 31, 2008 and 2007, approximately 49% and 45% respectively, of the Company’s cost of services and selling and administrative expenses were generated in the Philippines. The Company bills substantially all of its revenue in U.S. dollars. The average exchange rate to translate pesos to U.S. dollars was P47.10 as at December 31, 2008. A 10% increase in the value of the U.S. dollar relative to the Philippine peso would reduce the annual expenses associated with these offshore operations by approximately $10 million, whereas a 10% decrease in the relative value of the U.S. dollar would increase the annual cost associated with these operations by approximately $10 million.

Credit Risk

In the normal course of business, the Company is exposed to credit risk. The principal concentrations of credit risk are cash and trade and other receivables. Cash is deposited or managed by major financial institutions and at times are in excess of Federal Deposit Insurance Corporation and Philippine Deposit Insurance Corporation insurance limits. The Company regularly monitors credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in a loss.

The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon factors surrounding the credit risk of specific clients, historical trends, and other information.

Revenue from significant clients representing over 10% of consolidated revenues for the years ended December 31, 2008, 2007 and 2006 and their related accounts receivable balance as of December 31, 2008 follows:

				Trade Receivable
	% of Revenues			Balance
	2008	2007	2006	December 31, 2008

Customer A	25%	29%	42%	$9,649
Customer B	19%	22%	18%	$12,493
Customer C	11%	14%	6%	$1,500
In addition, trade receivable balances are monitored on an ongoing basis. The maximum exposure is the carrying amount as disclosed in Note 5.

With respect to credit risk from the other financial assets of the Company, which comprise construction bonds, refundable deposits and certain derivative instruments, the Company’s exposure to credit risk arises from default of the counterpart, with a maximum exposure equal to the carrying amount of these instruments.

Capital Management Policy

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital in order to support its business and maximize shareholder value.

The Company considers its equity and finance lease obligations as its capital, as follows:

	2008	2007

Equity	$135,895	$132,943
Obligations under finance lease	—	145

Total Capital	$135,895	$133,088

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust its borrowings or raise capital. The Company has not declared any dividends and does not expect to pay dividends in the foreseeable future. In 2007, proceeds from the IPO were used to settle all outstanding long-term debt and revolving line of credit.

The Company’s policy is to ensure that its capital balances do not breach any of the covenants under its existing credit agreement with Wells Fargo Bank or with its Facility with WFF in prior years. The Company has not breached any of these covenants as at December 31, 2008 and 2007.

Financial Assets and Liabilities

The table below presents a comparison by category of carrying amounts and fair values of all of the Company’s financial instruments as at December 31, 2008 and 2007.

	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Loans and receivables:
Cash	$34,278	$34,278	$35,129	$35,129
Trade	51,554	51,554	45,706	45,706
Advances to officers and employees	523	523	336	336
Other receivables	3,206	3,206	1,001	1,001
Construction bond	133	133	111	111
Refundable deposits	3,601	3,601	3,239	3,239
Financial assets at FVPL —
Fair value of derivative financial instruments	1,487	1,487	$3,529	$3,529
Other financial liabilities:
Trade	4,021	4,021	$6,672	$6,672
Accrued expenses	21,691	21,691	17,127	17,127
Other expenses	4,107	4,107	2,919	2,919
Financial liabilities at FVPL —
Fair value of derivative financial instruments	976	976	—	—

Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash, Trade and Other Receivables, Advances to Officers and Trade and Other Payables. The carrying amounts approximate fair values primarily due to the relatively short-term maturity of these financial instruments.

Construction Bond and Refundable Deposits. The fair value of construction bond and refundable deposits is based on the discounted value of expected future cash flows using the applicable rates for similar types of instruments. Discount rates used in 2008 and 2007 ranged from 6% to 9% and 5% to 7%, respectively.

Fair Value of Derivative Financial Instruments. The fair value of derivative financial instruments is determined by reference to market values of similar forward contracts as of balance sheet date.
23.	Provisions and Contingencies

The Company is the defendant in the employment matter of James Dreyfuss vs. ETelecare Global Solutions-US, Inc. filed in the United States District Court, Southern District of New York on February 4, 2008. In the matter, James Dreyfuss, who served as the Company’s Regional Vice President of Sales, has asserted the following claims against the company: (1) two counts of breach of contract; (2) violation of New York Labor Law Sections 190 et seq. (3) quantum merit; (4) unjust enrichment; (5) breach of covenant of good faith and fair dealing; and (6) promissory estoppel. Mr. Dreyfuss seeks compensatory damages in an amount to be proven at trial, penalties under New York Labor Law Section 198, pre- and post-judgment interest and costs and expenses for such suit, including attorney’s fees. The Company filed a motion to compel arbitration on April 7, 2008 and filed a brief in support of such motion on July 16, 2008 which motion was denied. We are now in the early stages of discovery. While the Company cannot predict with certainty the outcome of the litigation, it does not believe a liability is probable; therefore, no liability has been recorded in the financial statements.

On August 13, 2008, an action entitled Peter Mikhalev v. eTelecare Global Solutions, Inc. et al. (Case No. BC 395919) was filed in the Los Angeles County Superior Court. The complaint alleges that in July 2007 the Company refused to allow the plaintiff, a former employee of the Company, to exchange common shares then owned by him into ADSs. The complaint seeks compensatory and punitive damages for conversion. On September 8, 2008, the Company filed a general denial to the complaint. On September 9, 2008, the Company filed a notice of removal of the case to the United States District Court for the Central District of California. On September 12, 2008, the district court issued an order to show cause regarding remand to state court, to which the Company responded on September 26, 2008. Plaintiff did not file a motion to remand the case to state court. A scheduling conference was held on December 1, 2008. We are now in the early stages of discovery and response to interrogatories. While the Company cannot predict with certainty the outcome of the litigation, it does not believe a liability is probable; therefore, no liability has been recorded in the financial statements.

The Company is subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters and the proceedings disclosed above, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s results of operations or financial position.
24.	Cash Flow Information

	2008	2007	2006

Non-cash investing activity:
Accrued capital expenditures in accounts payable	$1,266	$3,134	$5,220
Asset retirement obligation recognized	—	—	484

25.	Subsequent Events

On March 1, 2009, the Company caused its wholly-owned subsidiary, eTelecare-Singapore, to enter into a Purchase Agreement with Talk Talk Group Limited (“TTG”), a company incorporated in England and Wales and which is a service provider of, amongst other things, mobile and fixed line telecommunications and broadband services, for the purpose of acquiring the entire issued share capital of The Phone House (Proprietary) Limited (“TPH”), a South African company which is a provider of contact center and support services in Cape Town, South Africa, for the sum of three million seven hundred thousand pounds (L3,700,000). On the same date, the Company entered into and executed an Outsourcing Agreement with TTG and TPH, as a guarantor on the provision by TPH of telephone support services to customers of TTG.

On March 4, 2009, the Company has completed the acquisition of the TPH (Proprietary) Limited, a BPO Services subsidiary of TTG, the telecommunications division of The Carphone Warehouse Group PLC. In conjunction with the purchase of TPH, the Company entered into a three year agreement to provide BPO services to TTG customers in the United Kingdom. The acquisition will enable the Company to further expand its global delivery network, by adding approximately 400 employees in Cape Town, South Africa.